Exhibit 99.1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
To the shareholders of Gildan Activewear Inc. (the “Corporation”):
NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montréal, Québec, Canada, on Wednesday, February 9, 2011 at 11:00 a.m., local time, for the purposes of:
(i)	receiving the consolidated financial statements of the Corporation for the fiscal year ended October 3, 2010, together with the auditors’ report thereon;

(ii)	electing ten directors for the ensuing year;

(iii)
considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “E” to the accompanying management proxy circular) to confirm the adoption and ratify the Shareholder Rights Plan adopted by the Board of Directors of the Corporation on December 1, 2010, the whole as described in the accompanying management proxy circular;

(iv)
considering and, if deemed advisable, adopting a special resolution (the full text of which is reproduced as Schedule “F” to the accompanying management proxy circular) authorizing the Corporation to amend its articles of incorporation in order to change the maximum number of directors from ten to twelve;

(v)	appointing auditors for the ensuing year; and

(vi)	transacting such other business as may properly come before the Meeting.
Dated at Montréal, Québec, Canada, December 15, 2010.
By order of the Board of Directors,
Lindsay Matthews
Director, Legal Services
and Corporate Secretary
Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.
Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR
Table of Contents

SECTION 1 – VOTING AND PROXIES		1

1.1	Solicitation of Proxies ..................................................................	1

1.2	Appointment of Proxy ..................................................................	1

1.3	Revocation of Proxy .....................................................................	1

1.4	Exercise of Discretion by Proxies ................................................	1

1.5	Voting Shares and Principal Holders Thereof .............................	2

1.6	Non-Registered Shareholders........................................................	2

SECTION 2 – BUSINESS OF THE MEETING ......................................		3

2.1	Election of Directors .....................................................................	3

2.1.1	Nomination Process ......................................................................	3

2.1.2	Nominees .......................................................................................	3

2.1.3	Amendment to the Number of Directors of the Corporation ........	3

2.1.4	Stock Options to Directors Discontinued in 2001 ........................	9

2.1.5	No Common Directorships ...........................................................	10

2.1.6	Majority Voting Policy .................................................................	10

2.2	Appointment of Auditors .............................................................	10

SECTION 3 – DISCLOSURE OF COMPENSATION ...........................		11

3.1	Remuneration of Directors ...........................................................	11

3.1.1	Annual Retainers and Attendance Fees ........................................	11

3.1.2	Director Share Ownership Policy .................................................	12

3.1.3	Deferred Share Unit Plan ..............................................................	12

3.1.4	Total Compensation of Outside Directors .....................................	14

3.2	Compensation of Executive Officers ............................................	14

3.2.1	Determining Compensation ..........................................................	14

3.2.2	Compensation Discussion & Analysis ...........................................	15

3.2.3	Summary Compensation Table ......................................................	25

3.2.4	Compensation of the Chief Executive Officer ..............................	27

3.2.5	Compensation for Other Named Executive Officers .....................	29

3.2.6	Employment and Change of Control Agreements .........................	31

3.2.7	Performance Graph .......................................................................	33

3.2.8	Summary ........................................................................................	35

SECTION 4 – NORMAL COURSE ISSUER BID ..................................		36

SECTION 5 – APPROVAL OF SHAREHOLDER RIGHTS PLAN .......		36

5.1	Objectives and Background of the Rights Plan .............................	36

5.2	Summary of the Rights Plan ..........................................................	38

5.2.1	Operation of the Rights Plan .........................................................	38

5.2.2	Trading of Rights ...........................................................................	38

5.2.3	Separation Time .............................................................................	38

5.2.4	Flip-in Event ..................................................................................	38

5.2.5	Exercise Price ................................................................................	39

5.2.6	Definition of Market Price .............................................................	39

5.2.7	Permitted Bid Requirements ..........................................................	39

5.2.8	Waiver and Redemption .................................................................	39

5.2.9	Amendment to the Rights Agreement ...........................................	40

5.2.10	Fiduciary Duty of Board ...............................................................	40

5.2.11	Exemptions for Investment Advisors and Grandfathered Persons ..........................................................................................	40

5.2.12	Term ...............................................................................................	40

5.2.13	Tax Consequences of the Rights Plan ..........................................	40

SECTION 6 – OTHER INFORMATION ................................................		41

6.1	Indebtedness of Directors and Executive Officers .......................	41

6.2	Statement of Corporate Governance Practices .............................	41

6.3	Directors’ and Officers’ Liability Insurance .................................	41

6.4	Additional Information ..................................................................	41

6.5	Shareholder Proposals for 2012 Annual Meeting .........................	42

6.6	Approval of Management Proxy Circular .....................................	42

SCHEDULE “A”	STATEMENT OF CORPORATE GOVERNANCE PRACTICES ..............................	43

SCHEDULE “B”	MANDATE OF THE BOARD OF DIRECTORS ..........................................................	56

SCHEDULE “C”	MANDATE OF THE AUDIT AND FINANCE COMMITTEE ........................................................	59

SCHEDULE “D”	EQUITY INCENTIVE PLAN ................................	64

SCHEDULE “E”	RESOLUTION - ADOPTION AND RATIFICATION OF A SHAREHOLDER RIGHTS PLAN ......................................................	68

SCHEDULE “F”	SPECIAL RESOLUTION - AMENDMENT TO THE NUMBER OF DIRECTORS OF THE CORPORATION ...................................................	69

Except as otherwise indicated, the information contained herein is given as of December 15, 2010. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.
SECTION 1 – VOTING AND PROXIES
1.1           Solicitation of Proxies
This management proxy circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Corporation” or “Gildan”) of proxies to be used at the annual and special meeting of shareholders of the Corporation to be held on Wednesday, February 9, 2011 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.
1.2           Appointment of Proxy
The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.
1.3           Revocation of Proxy
A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.
1.4           Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the “Board of Directors” or the “Board”) as directors, FOR the resolution (as set out in Schedule “E”) to confirm the adoption and ratify the Shareholder Rights Plan adopted by the Board of Directors on December 1, 2010, FOR the special resolution (as set out in Schedule “F”) authorizing the Corporation to amend its articles of incorporation in order to change the maximum number of directors from ten to twelve and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

1.5           Voting Shares and Principal Holders Thereof
As of December 15, 2010, there were 121,502,434 common shares of the Corporation (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.
Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montréal time, on December 15, 2010, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the “Record Date”), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 15, 2010, there was an aggregate of 121,502,434 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.
To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, which, together with its affiliates, owns approximately 21.6 million Common Shares, representing approximately 17.8% of the voting rights attached to all Common Shares.
1.6           Non-Registered Shareholders
Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose. Non-Registered Holders will either:
(a)
Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)
Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.
Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.
SECTION 2 – BUSINESS OF THE MEETING
2.1             Election of Directors
The articles of the Corporation provide that the Board of Directors shall consist of not less than five and not more than ten directors. As mentioned in this Circular, the Board of Directors is proposing that the maximum number of directors be changed to twelve. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.
2.1.1           Nomination Process
The process to nominate the Corporation’s directors, including the Board skills matrix and the evergreen list of potential directors, is described under the heading “Director Selection” in the Statement of Corporate Governance Practices in Schedule “A” to this Circular. The Board has also adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, directors who reach the age of 72 will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the subsequent annual meeting of shareholders.
2.1.2           Nominees
The following charts provide information on the nominees proposed for election to the Board of Directors of the Corporation. Included in these charts is information relating to the directors’ committee memberships, meeting attendance, principal directorships with other organizations and equity ownership in the Corporation. The newest member of the Board, Mr. Russell Goodman, was appointed in December 2010. The Board has fixed at ten the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. In addition, the Corporation has adopted a majority voting policy as described in Section 2.1.6 below.
2.1.3           Amendment to the Number of Directors of the Corporation
The Board of Directors, at its meeting held on December 1, 2010, adopted a resolution, subject to confirmation by special resolution of the shareholders, to amend the articles of incorporation of the Corporation so that the maximum number of directors be changed from ten to twelve. The amendment is motivated by the Board’s succession planning process to nominate candidates to join the Board of Directors and develop their knowledge of the Corporation’s operations, since two directors will be retiring over the next two years, having reached mandatory retirement under the Board’s retirement policy. In order to support this process and ensure a smooth transition from the retiring directors, including maintaining critical competencies, three new and highly qualified directors have been appointed since December 2009, increasing the size of the Board to ten directors, the current maximum under the Corporation’s articles of incorporation. The Board believes that it is necessary to increase the maximum number of Board members to twelve in order to preserve the Board’s flexibility to add any additional candidates who possess expertise and knowledge relevant to the Corporation’s operations during the transition period prior to the scheduled retirement of current directors.
Accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the special resolution (the full text of which is reproduced as Schedule “F” to this Circular), which requires an affirmative vote of not less than two-thirds of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the special resolution.

ROBERT M. BAYLIS

Born in 1938 Darien, Connecticut, United States Director since February 1999 Independent(1)
Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of two large corporations, the New York Life Insurance Company (life insurance provider), where he is Chairman of the Investment Committee, and Host Hotels & Resorts, Inc. (luxury hotels and resorts), where he is Lead Director. He is also a Trustee and Chairman of the Executive committee of the Rubin Museum of Art in New York City and a Trustee and Chairman of the Audit Committee of the Woods Hole Oceanographic Institution. He was formerly a director of Covance Inc. (drug development), Partner Re Limited (reinsurance), Gryphon Holdings, Inc. (insurance) and the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

Board/Committee Membership:	Attendance(2)		Principal Board Memberships
Chairman of the Board of Directors(3)	8/8	100%	- New York Life Insurance Company – Life insurance provider
Chairman of the Corporate Governance Committee	4/4	100%	- Host Hotels & Resorts Inc. – Luxury hotels and resorts(13)
Member of the Compensation and Human Resources Committee	5/5	100%

Securities Held

				Total Common Shares and	Total Market Value of Common	Minimum Shareholding
As at	Common Shares(4)		DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Meets Requirement

Dec. 15, 2010	46,028	(16)	6,382.01	52,410.01	$1,547,668
Dec. 14, 2009	46,028	(16)	4,897.01	50,925.01	$1,207,941	US$210,000	Yes
Dec. 16, 2008	80,000		2,511.26	82,511.26	$957,131

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Dec. 6, 2001	8,620	$5.395	8,620	$208,044

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

—	1,485.00	(11,152)

WILLIAM D. ANDERSON

Born in 1949 Toronto, Ontario, Canada Director since May 2006 Independent(1)
William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson is also Chairman of the Board of Nordion Inc., formerly known as MDS Inc. (global life sciences company) and serves on the boards of directors of Sun Life Financial Inc. (international financial services organization) as well as TransAlta Corporation (power generation and energy marketing firm), where he is also Chairman of the Audit and Risk Committee. Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario.(14)

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors	8/8	100%	- TransAlta Corporation – Power generation and energy marketing firm(13)
Chairman of the Audit and Finance Committee	4/4	100%	- Nordion Inc. – Global life sciences company(13)
Member of the Compensation and Human Resources Committee	5/5	100%	- Sun Life Financial Inc. – International financial services organization(13)

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding
As at	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Meets Requirement

Dec. 15, 2010	12,000	6,474.43	18,474.43	$545,550
Dec. 14, 2009	12,000	4,803.81	16,803.81	$398,586	US$210,000	Yes
Dec. 16, 2008	8,000	2,418.06	10,418.06	$120,849

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

—	1,670.62	—
GLENN J. CHAMANDY

Born in 1961 Montréal, Québec, Canada Director since May 1984 Not Independent (Management)	Mr. Chamandy is one of the founders of the Corporation and has devoted his entire career to building the Corporation into an industry leader.

Board/Committee Membership	Attendance(2)			Principal Board Memberships
Board of Directors	8/8	(11)	100%	None

Securities Held

				Total Common Shares and		Total Market Value of Common	Minimum Shareholding
As at	Common Shares(4)		DSUs(5)	DSUs		Shares and DSUs(6)	Requirement(7)	Meets Requirement

Dec. 15, 2010	9,823,033	(12)	Nil	9,823,033	(12)	$290,074,164
Dec. 14, 2009	10,056,000		Nil	10,056,000		$238,528,320	$3,685,000	Yes
Dec. 16, 2008	7,452,800		Nil	7,452,800		$86,452,480

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Oct. 4, 2010	29,283	$28.64	29,283	$26,062
Oct. 5, 2009	40,036	$20.12	40,036	$376,739
Oct. 5, 2009	409,711	$22.13	409,711	$3,031,861
Oct. 6, 2008	22,505	$23.49	22,505	$135,930
Oct. 1, 2007	15,046	$39.39	15,046	$0
Oct. 2, 2006	21,700	$27.17	21,700	$51,212

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

(232,967)	—	29,283

RUSSELL GOODMAN

Born in 1953 Mont-Tremblant, Québec, Canada Director since December 2010 Independent(1)
Russell Goodman is a senior partner of PricewaterhouseCoopers, where he has served successively as Managing Partner of Project Finance and Privatization for the Americas, Managing Partner of the Montreal office, and Canadian Managing Partner of the Transactions Advisory Services group during the past twelve years. Prior to the formation of PricewaterhouseCoopers in 1998, Mr. Goodman served for twenty-one years with Price Waterhouse, including eleven years as a partner. Mr. Goodman is a member of the board of directors of Whistler Blackcomb Holdings Inc. (ski resorts), where he is also the Chairman of the Audit Committee, and serves on a number of advisory and not-for-profit boards. He is the past-president of the Canadian Club of Montreal. He is a Fellow of the Order of Chartered Accountants of Quebec, is certified by the Institute of Corporate Directors and is a Certified Fraud Examiner. Mr. Goodman was educated at McGill University.

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors	N/A	(17)	- Whistler Blackcomb Holdings Inc.(13)
Member of the Corporate Governance Committee

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding
As at:	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Meets Requirement
Dec. 15, 2010	1,000	Nil	1,000	$29,530	US$210,000	No(18)

Options Held(8)

Dated Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

1,000	—	—
GEORGE HELLER

Born in 1948 Toronto, Ontario, Canada Director since December 2009 Independent(1)
George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada (discount department stores), President, North America & Europe of Bata Industries Ltd. (international footwear manufacturer) and Executive Vice-President of Woodwards Department Stores (department store chain). Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games. Mr. Heller currently serves as President of the Commonwealth Games of Canada Foundation (fundraiser for amateur athletes) and is a member of its board of directors. Mr. Heller also serves as Chairman of the Investment Committee of the Asia Pacific Foundation of Canada (not-for-profit think-tank on Canada’s relations with Asia) and sits on the board of directors of Sport BC (advocate for amateur sports in British Columbia). Mr. Heller has received Honorary Doctorates from Ryerson University and University of Victoria. He has acted as Honorary Consul General of Thailand since 2008 and Honorary Trade Advisor to the Government of Thailand since 2000.

Board/Committee Membership	Attendance(2)		Principal Board Memberships
Board of Directors	8/8	100%	– Asia Pacific Foundation of Canada – Think-tank on Canada-Asia relations
Member of the Audit and Finance Committee	4/4	100%	– Commonwealth Games of Canada Foundation – Fundraiser for amateur
Member of the Compensation and Human Resources Committee	4/4	100%	athletes
			– Sport BC – Amateur sports advocate

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding
As at	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Meets Requirement

Dec. 15, 2010	2,000	3,753.48	5,753.48	$169,900	US$210,000	No(18)
Dec. 14, 2009	Nil	Nil	Nil	Nil

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)
Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

2,000	3,753.48	—

SHEILA O’BRIEN

Born in 1947 Calgary, Alberta, Canada Director since June 2005 Independent(1)
Sheila O’Brien, CM, is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Mrs. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a worldwide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Mrs. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (biotechnology accelerator), where she is Chair of the Human Resources Committee, and Advantage Energy Income Fund (oil and gas royalty trust). In addition to her corporate career, she has acted as special advisor to the president at the University of Calgary. Mrs. O’Brien is the co-author of the book “An Extraordinary West – A Narrative Exploration of Western Canada’s Future” published in November 2010. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership	Attendance(2)		Principal Board Memberships

Board of Directors	8/8	100%	- Advantage Energy Income Fund – Oil and gas royalty trust(13)
Member of the Compensation and Human Resources Committee	5/5	100%	- MaRS – Biotechnology accelerator
Member of the Corporate Governance Committee	4/4	100%

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding	Meets
As at	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Requirement

Dec. 15, 2010	10,000	12,921.28	22,921.28	$676,865
Dec. 14, 2009	10,000	10,322.54	20,322.54	$482,051	US$210,000	Yes
Dec. 16, 2008	6,400	5,777.70	12,177.70	$141,261

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

—	2,598.74	—
PIERRE ROBITAILLE

Born in 1943 St-Lambert, Québec, Canada Director since February 2003 Independent(1)
Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montréal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the board of directors of Nav Canada (civil air navigation services provider). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-Montréal and McGill Business School.

Board/Committee Membership	Attendance(2)		Principal Board Memberships

Board of Directors	8/8	100%	- Nav Canada – Civil air navigation services provider(13)
Member of the Audit and Finance Committee	4/4	100%
Member of the Corporate Governance Committee	4/4	100%

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding	Meets
As at:	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Requirement

Dec. 15, 2010	20,000	6,600.32	26,600.32	$785,507
Dec. 14, 2009	20,000	5,115.32	25,115.32	$595,735	US$210,000	Yes
Dec. 16, 2008	20,000	2,616.25	22,616.25	$262,349

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

—	1,485.00	—

JAMES R. SCARBOROUGH

Born in 1950 Wolfeboro, New Hampshire, United States Director since December 2009 Independent(1)
James R. Scarborough has had a career as a business leader in the retail sector that spans over thirty-five years. Mr. Scarborough retired in June of 2010 as Chairman of the Board of Stage Stores, Inc., a U.S.-based specialty department store retailer that operates over 780 department stores in thirty-nine states under five banners: Bealls, Goody’s, Palais Royal, Peebles and Stage. Mr. Scarborough joined Stage Stores in 2000 as President and Chief Executive Officer, and held this position until his retirement in 2008. Mr. Scarborough previously held other senior positions in the retail sector, including President and Chief Executive Officer of Busy Body, Inc. (a specialty retailer of premium fitness equipment) and Seattle Lighting, Inc. (a supplier of lighting fixtures to the commercial homebuilder and retail markets), as well as President and Chief Operating Officer of Enstar Specialty Retail, Inc. (a footwear and women’s apparel retailer), and its subsidiary AMRET, Inc. Mr. Scarborough began his retail career in 1972 at Filene’s of Boston, a division of Federated Department Stores. Mr. Scarborough also serves on the board of directors of Charming Charlie, Inc. (a women’s fashion accessories house). Mr. Scarborough was educated at St. Michael’s College.

Board/Committee Membership	Attendance(2) (19)		Principal Board Memberships

Board of Directors	7/8	88%	- Charming Charlie, Inc. – Women’s fashion accessories house
Member of the Corporate Governance Committee	3/4	75%
Member of the Compensation and Human Resources Committee	3/4	75%

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding
As at	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Meets Requirement

Dec. 15, 2010	9,000	3,554.00	12,554.00	$370,720	US$210,000	Yes
Dec. 14, 2009	Nil	Nil	Nil	Nil

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

9,000	3,554.00	—
RICHARD P. STRUBEL

Born in 1939 Chicago, Illinois, United States Director since February 1999 Independent(1)
Richard P. Strubel is a corporate director. Prior to 2008, he was Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a New York Stock Exchange-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the board of directors of the Mutual Funds of Goldman Sachs & Co. and is Chairman of the Board of the Mutual Funds of The Northern Trust. Mr. Strubel is also Trustee of the University of Chicago. Mr. Strubel was educated at Williams College and Harvard Business School.

Board/Committee Membership	Attendance(2)		Principal Board Memberships

Board of Directors	8/8	100%	- Mutual Funds of Goldman Sachs & Co. – Mutual funds
Chairman of the Compensation and Human Resources Committee	5/5	100%	- Mutual Funds of The Northern Trust – Mutual funds
Member of the Audit and Finance Committee	4/4	100%

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding	Meets
As at	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Requirement

Dec. 15, 2010	51,508	6,382.01	57,890.01	$1,709,492
Dec. 14, 2009	47,528	4,897.01	52,425.01	$1,243,521	US$210,000	Yes
Dec. 16, 2008	24,000	2,511.26	26,511.26	$307,531

Options Held(8)

Date Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Dec. 6, 2001	9,176	$5.395	9,176	$221,463

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

3,980	1,485.00	(11,872)

GONZALO F. VALDES-FAULI

Born in 1946 Key Biscayne, Florida, United States Director since October 2004 Independent(1)
Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider). Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Board/Committee Membership	Attendance(2)		Principal Board Memberships

Board of Directors	8/8	100%	- Blue Cross Shield of Florida – Health insurance provider
Member of the Audit and Finance Committee	4/4	100%	- BroadSpan Capital LLC – Investment banking firm
Member of the Corporate Governance Committee	4/4	100%

Securities Held

			Total Common Shares and	Total Market Value of Common	Minimum Shareholding	Meets
As at:	Common Shares(4)	DSUs(5)	DSUs	Shares and DSUs(6)	Requirement(7)	Requirement

Dec. 15, 2010	26,420	7,534.91	33,954.91	$1,002,688
Dec. 14, 2009	26,420	6,049.91	32,469.91	$770,186	US$210,000	Yes
Dec. 16, 2008	26,420	3,664.16	30,084.16	$348,976

Options Held(8)

Dated Granted	Number	Exercise Price(9)	Total Unexercised	Value of Options Unexercised(10)

Nil	Nil	Nil	Nil	Nil

Net Change in Equity Ownership(15)

Common Shares	DSUs	Options

—	1,485.00	—

(1)
“Independent” refers to the standards of independence established under Section 303A(2) of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)
In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings. Directors are not paid additional fees for such attendance.

(3)	Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.

(4)
“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as at December 15, 2010, December 14, 2009 and December 16, 2008, respectively.

(5)	“DSUs” refers to the number of deferred share units held by the director as at December 15, 2010, December 14, 2009 and December 16, 2008, respectively.

(6)
“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of December 15, 2010 ($29.53), December 14, 2009 ($23.72) and December 16, 2008 ($11.60), respectively, by the number of Common Shares and deferred share units held as at December 15, 2010, December 14, 2009 and December 16, 2008.

(7)
See Section 3.1.2 entitled “Director Share Ownership Policy”. For Mr. Chamandy’s minimum requirement as President and Chief Executive Officer, see Section 3.2.2.2 entitled “Executive Share Ownership Policy” and Section 3.2.4.2 entitled “Shareholding Requirement for the Chief Executive Officer”.

(8)	Since December 2001, no options have been granted to non-employee directors. See Section 2.1.4 entitled “Stock Options to Directors Discontinued in 2001”.

(9)	“Exercise Price” is the closing price of the Common Shares on the TSX the day prior to the grant date.

(10)
“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53) and the exercise price of the options, multiplied by the number of unexercised options held as at December 15, 2010.

(11)	Mr. Glenn J. Chamandy is not a member of the Board committees. He attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(12)	Of the Common Shares, 9,750,000 are currently registered in the name of Windermere Bank & Trust Ltd.

(13)	Publicly-traded company.

(14)
After having been advised that Mr. William D. Anderson is simultaneously serving on the audit committees of two public companies, the Board determined that such simultaneous service did not impair his ability to effectively serve on the Audit and Finance Committee of the Board.

(15)	“Net Change in Equity Ownership” refers to the change in ownership of Common Shares, deferred share units and options from December 14, 2009 to December 15, 2010.

(16)
The number of Common Shares shown above does not include 57,500 Common Shares held in a grantor trust created by Mr. Baylis in 2009. The co-trustees of the trust control all investment decisions and voting rights with respect to the Common Shares held in the trust.

(17)	Mr. Russell Goodman was appointed to the Board in December 2010 and therefore did not attend any meetings in fiscal 2010.

(18)
Mr. George Heller and Mr. Russell Goodman, who were appointed to the Board in December 2009 and December 2010, respectively, each have a period of five years to meet the minimum shareholding requirement. See Section 3.1.2 entitled “Director Share Ownership Policy”.

(19)	Mr. Scarborough was appointed to the Board in December 2009 but was unable to attend the Board and committee meetings during which he was appointed.
2.1.4        Stock Options to Directors Discontinued in 2001
Since December 2001, as a matter of corporate policy, the Board discontinued all grants of options to non-employee directors. From 1998 to 2001, under the Corporation’s stock option plan then in effect, Common Share option grants were made to non-employee directors as a part of their compensation. In May 2006, the Board of Directors formally amended the Corporation’s Long Term Incentive Plan to exclude non-employee directors as eligible participants.

2.1.5           No Common Directorships
As at December 15, 2010, no members of the Board of Directors served together on any outside boards.
To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion.
2.1.6           Majority Voting Policy
The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.
2.2             Appointment of Auditors
KPMG LLP (“KPMG”), chartered accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2010, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit, audit-related, and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal years, were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were $1,500,608 for fiscal 2010 and $1,373,897 for fiscal 2009. These services consisted of professional services rendered for the annual audit of the Corporation’s consolidated financial statements and the quarterly reviews of the Corporation’s interim financial statements, consultation concerning financial reporting and accounting standards, including assistance in preparing the Corporation for compliance with the requirements of International Financial Reporting Standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Corporation’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $786,003 for fiscal 2010 and $118,500 for fiscal 2009. These services consisted of due diligence services relating to actual and potential acquisitions totalling $650,376 for fiscal 2010 (nil for fiscal 2009), and translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees — The aggregate tax fees billed by KPMG were $416,780 for fiscal 2010 and $261,474 for fiscal 2009. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies and tax advisory services relating to domestic and international taxation.
All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2010 and nil for fiscal 2009.
All fees paid and payable by the Corporation to KPMG in fiscal 2010 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

SECTION 3 – DISCLOSURE OF COMPENSATION
3.1          Remuneration of Directors
The Corporation’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Corporation’s Board of Directors and its committees, (ii) to align the interests of the directors with the long-term interests of the Corporation’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.
The amount and form of non-employee director compensation is reviewed annually by the Corporate Governance Committee and, every second year, the Committee engages an independent advisor to provide advice on non-employee director compensation. In that regard, in fiscal 2008 and in fiscal 2010, the Corporate Governance Committee retained Mercer (Canada) Inc. (“Mercer”) to review the compensation of non-employee directors.
In fiscal 2008, the Corporation’s director compensation structure was benchmarked against market compensation data gathered from North American organizations of comparable size, as well as the broader market (i.e. Mercer’s U.S. mid-size 150 companies and S&P/TSX index companies). Based on the results of the benchmarking study, the Corporate Governance Committee recommended, and the Board of Directors approved, an adjustment to non-employee directors’ compensation to market-competitive levels, effective April 1, 2008. While the Board of Directors decided to temporarily suspend the adjustment to non-employee directors’ compensation for the period between January 1, 2009 and October 4, 2009 due to the global economic downturn, the April 2008 adjustment to non-employee directors’ compensation was reinstated by the Board in fiscal 2010 in light of the Corporation’s improving financial performance and strong cash flows.
In fiscal 2010, Mercer benchmarked the Corporation’s director compensation structure against market compensation data gathered from the same Proxy Reference Group used to benchmark executive compensation (see Section 3.2.2.3 entitled “Benchmarking Practices”), as well as North American organizations of comparable revenue size. Based on the results of this benchmarking study, the Corporate Governance Committee recommended, and the Board of Directors approved, an adjustment to non-employee directors’ compensation to market-competitive levels, effective January 1, 2011.
3.1.1          Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid to the members of the Board of Directors who are not employees or officers of the Corporation (“Outside Directors”) on the following basis (all amounts are in U.S. dollars):

	Annual Compensation	Annual Compensation
	Effective	Effective
Type of Compensation	as of October 5, 2009	as of January 1, 2011

	(US$)	(US$)

Board Chair Retainer	200,000(1)	260,000(2)

Board Retainer(3)	70,000(4)	110,000(5)

Committee Chair Retainer
- Audit and Finance	20,000(6)	20,000(6)
- Compensation and Human Resources	15,000	15,000
- Corporate Governance	9,000	9,000

Committee Member Retainer
- Audit and Finance	5,000	Nil
- Compensation and Human Resources	5,000	Nil
- Corporate Governance	5,000	Nil

Meeting Attendance Fees
- Board meeting	1,250	1,500(7)
- Committee meeting	1,250	1,500(7)
- Annual shareholders’ meeting	1,250	1,500(7)

(1)	Includes the Board retainer.

(2)	Includes the Board and committee retainers and meeting attendance fees. US$100,000 of the Board Chair retainer will be paid in deferred share units.

(3)	The portion of the Board retainer paid in deferred share units is paid irrespective of whether a director’s minimum share ownership requirement has been met. See Section 3.1.2 entitled “Director Share Ownership Policy”.

(4)	US$40,000 of the Board retainer is paid in deferred share units.

(5)	Includes committee member retainers. US$60,000 of the Board retainer will be paid in deferred share units.

(6)	US$5,000 of the Audit and Finance Committee Chair retainer is paid in deferred share units.

(7)	All Outside Directors will be paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.
For a summary of the total compensation earned by each Outside Director during the fiscal year ended October 3, 2010, please refer to Section 3.1.4 entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Corporation and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.
3.1.2           Director Share Ownership Policy
The Board of Directors believes that the economic interests of directors should be aligned with those of the Corporation’s shareholders. To achieve this, all Outside Directors are expected to own a significant amount of Common Shares and/or deferred share units.
The Board has therefore adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units which is equivalent in value to three times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.
Furthermore, the Corporation’s Insider Trading Policy prohibits all insiders of the Corporation, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.
3.1.3           Deferred Share Unit Plan
The Corporation has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to help them meet the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.
Each Outside Director receives deferred share units (“DSUs”) valued on an annual basis at US$40,000 based on the value of the Common Shares at the time of grant, out of a total annual Board retainer fee of US$70,000. Effective January 1, 2011, Outside Directors will receive DSUs valued on an annual basis at US$60,000 out of a total annual Board retainer fee of US$110,000. In addition, the Audit and Finance Committee Chair receives DSUs valued on an annual basis at US$5,000 out of a total annual retainer fee of US$20,000. See Section 3.1 entitled “Remuneration of Directors”.
Under the DSUP, the portion of the retainers paid in DSUs is payable quarterly, even if the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs the remaining balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Corporation.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding of each Outside Director as at the fiscal year ended October 3, 2010:

	Option-Based Awards					Share-Based Awards

	Issuance Date	Number of	Option	Option	Value of	Issuance Date	Number of	Market or Payout
		Securities	Exercise Price	Expiration Date	Unexercised In-		Shares or	Value of Share-Based
		Underlying			the-Money		Units of	Awards That Have
Name		Unexercised			Options(2)		Shares That	Not Vested(3)
		Options(1)					Have Not
							Vested(1)

		(#)	($)		($)		(#)	($)

Robert M. Baylis	Dec. 6, 2001	8,620	5.395	Dec. 5, 2011	199,596	Oct. 3, 2010	1,485.00	42,397
	Dec. 6, 2000	3,680	6.88 (4)	Dec. 5, 2010	79,746	Oct. 4, 2009	2,385.75	68,113
	—	—	—	—	—	Oct. 5, 2008	1,157.13	33,036
	—	—	—	—	—	Sept. 30, 2007	1,074.54	30,678
	—	—	—	—	—	Oct. 1, 2006	279.58	7,982
William D. Anderson	—	—	—	—	—	Oct. 3, 2010	1,670.62	47,696
	—	—	—	—	—	Oct. 4, 2009	2,385.75	68,113
	—	—	—	—	—	Oct. 5, 2008	1,157.13	33,036
	—	—	—	—	—	Sept 30, 2007	1,074.54	30,678
	—	—	—	—	—	Oct. 1, 2006	186.38	5,321
George Heller	—	—	—	—	—	Oct. 3, 2010	3,753.48 (5)	107,162
Sheila O’Brien	—	—	—	—	—	Oct. 3, 2010	2,598.74	74,194
	—	—	—	—	—	Oct. 4, 2009	4,544.84	129,755
	—	—	—	—	—	Oct. 5, 2008	2,104.27	60,077
	—	—	—	—	—	Sept. 30, 2007	2,149.08	61,356
	—	—	—	—	—	Oct. 1, 2006	1,204.12	34,378
	—	—	—	—	—	Oct. 2, 2005	320.23	9,143
Pierre Robitaille	—	—	—	—	—	Oct. 3, 2010	1,485.00	42,397
	—	—	—	—	—	Oct. 4, 2009	2,499.07	71,349
	—	—	—	—	—	Oct. 5, 2008	1,262.12	36,034
	—	—	—	—	—	Sept. 30, 2007	1,074.54	30,678
	—	—	—	—	—	Oct. 1, 2006	279.58	7,982
James R. Scarborough	—	—	—	—	—	Oct. 3, 2010	3,554.00 (5)	101,467
Richard P. Strubel	Dec. 6, 2001	9,176	5.395	Dec. 5, 2011	212,470	Oct. 3, 2010	1,485.00	42,397
	Dec. 6, 2000	3,920	6.88 (4)	Dec. 5, 2010	84,946	Oct. 4, 2009	2,385.75	68,113
	—	—	—	—	—	Oct. 5, 2008	1,157.13	33,036
	—	—	—	—	—	Sept. 30, 2007	1,074.54	30,678
	—	—	—	—	—	Oct. 1, 2006	279.58	7,982
Gonzalo F. Valdes-Fauli	—	—	—	—	—	Oct. 3, 2010	1,485.00	42,397
	—	—	—	—	—	Oct. 4, 2009	2,385.75	68,113
	—	—	—	—	—	Oct. 5, 2008	1,157.13	33,036
	—	—	—	—	—	Sept. 30, 2007	1,074.54	30,678
	—	—	—	—	—	Oct. 1, 2006	279.58	7,982
	—	—	—	—	—	Oct. 2, 2005	1,152.90	32,915

(1)
The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” represent all awards of options and DSUs outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year.

(2)
“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 1, 2010) of $28.55 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (October 1, 2010) of $28.55.

(4)	The exercise price was re-priced as described in note 10(b) of the Corporation’s consolidated financial statements for the fiscal year ended October 3, 2010.

(5)	For fiscal 2010, Messrs. Heller and Scarborough elected to receive 100% of their retainer and attendance fees in DSUs.

3.1.4        Total Compensation of Outside Directors
The table below reflects in detail the total compensation earned by the Outside Directors during the fiscal year ended October 3, 2010 (all amounts are in U.S. dollars):

	Fees Earned			Share-Based	Option-Based	Non-Equity	Pension Value	All Other	Total
Name	(US$)			Awards(2)	Awards	Incentive Plan		Compensation
						Compensation
	Retainer(1)		Attendance(1)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)

Robert M. Baylis	174,000		22,500	40,000	—	—	—	—	236,500
William D. Anderson	61,250	(3)	22,500	45,000	—	—	—	—	128,750
George Heller	—(4)		—(4)	101,250	—	—	—	—	101,250
Sheila O’Brien	13,750	(3)	22,500	70,000	—	—	—	—	106,250
Pierre Robitaille	43,750	(3)	21,250	40,000	—	—	—	—	105,000
James R. Scarborough	—(4)		— (4)	96,250	—	—	—	—	96,250
Richard P. Strubel	50,000		21,250	40,000	—	—	—	—	111,250
Gonzalo F. Valdes-Fauli	40,000		21,250	40,000	—	—	—	—	101,250

(1)	These amounts represent the portion paid in cash to the named Outside Directors.

(2)	These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the named Outside Directors.

(3)
Includes additional retainers of US$11,250, US$3,750 and US$3,750 paid to each of Mr. Anderson, Mrs. O’Brien and Mr. Robitaille, respectively, for acting as members of a special committee formed by the Board of Directors. Mr. Anderson acted as Chairman of this special committee.

(4)	For fiscal 2010, Messrs. Heller and Scarborough elected to receive 100% of their retainer and attendance fees in DSUs.
3.2          Compensation of Executive Officers
3.2.1         Determining Compensation
3.2.1.1     Compensation and Human Resources Committee
Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board of Directors by the Compensation and Human Resources Committee. During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of six directors, all of whom are independent directors, namely Mr. Richard P. Strubel (Chairman), Mr. William D. Anderson, Mr. Robert M. Baylis, Mr. George Heller, Mrs. Sheila O’Brien, and Mr. James R. Scarborough. None of the members of the Committee is an executive officer of the Corporation nor is any Committee member an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.
The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com. The mandate of the Committee provides that the Committee is responsible for monitoring the talent management and performance assessment process, succession planning and overall compensation for senior officers, and also reviewing the Corporation’s human resources practices generally. Hence, the Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s senior officers, including recommending their compensation. The Board of Directors, which includes the members of the Compensation and Human Resources Committee, reviews the Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from its mandate, allowing the Committee to plan and monitor the fulfilment of its mandate.
3.2.1.2     Compensation Consultant
The Compensation and Human Resources Committee independently retains, from time to time, the services of executive compensation consultants to provide advice on executive compensation matters. As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain and approve the fees of its consultants.
During fiscal 2010, the Committee retained the services of Mercer, a subsidiary of Marsh & McLennan Companies (“MMC”), to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and other senior executives, as well as non-employee directors. The

Compensation and Human Resources Committee pre-approves any services provided by Mercer to the Corporation so as to ensure that Mercer’s objectivity as advisor to the Committee is not compromised.
The Committee is satisfied that the advice received from Mercer is objective and impartial. The parties have agreed on the key elements of the reporting relationships, including how and to whom Mercer communicates information and recommendations, as well as the parties’ expectations regarding certain disclosures, such as information about other services provided by Mercer to the Corporation. Mercer’s global business standards also stipulate that executive compensation consultants are not compensated based upon client revenue from other lines of business or other MMC Companies, other than to the extent that all employees of MMC benefit from the overall success of MMC and its subsidiaries.
While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.
The fees paid to Mercer for compensation consulting services provided to the Committee and to the Corporation during fiscal 2010 and fiscal 2009 were as follows:

			Percentage of Fiscal
Type of Fee	Fiscal 2009 Fees	Fiscal 2010 Fees	2010 Fees

Fees for Board and Committee mandates	$72,325	$75,533(1)	100%
Fees for other Corporation mandates	$2,450	$0	0%
Total	$74,775	$75,533	100%

(1)	In fiscal 2010, Mercer was mandated to review the competitiveness of compensation for all senior executives, support the preparation of Gildan’s compensation disclosure, and prepare relative performance analyses.
3.2.2          Compensation Discussion & Analysis
3.2.2.1       Compensation Philosophy and Objectives
The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation’s shareholders by:
•	Providing the opportunity for total compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;
•	Ensuring that a significant proportion of executive compensation is linked to performance through the Corporation’s variable compensation plans; and
•
Providing executives with long-term equity-based incentive plans, such as stock options and share units, which help to ensure that executives and senior management meet or exceed minimum share ownership requirements.

3.2.2.2      Executive Share Ownership Policy
The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Corporation’s shareholders. Consequently, all senior executives are expected to own a significant amount of Common Shares and/or restricted share units.
In September 2008, the Board adopted a formal share ownership policy (the “Executive Share Ownership Policy”) pursuant to which each senior executive is expected to own and maintain ownership of an amount of Common Shares (or restricted share units) which is the lower of a multiple of base salary or a fixed share requirement. Executives have five years to meet the requirement, after which they must maintain compliance with the ownership requirement for the duration of their employment with the Corporation. The share ownership requirement varies by executive level, as summarized in the following table:

	Multiple of	Fixed Share
Executive Level	Base Salary	Requirement(1)

President and Chief Executive Officer	5 × base salary	147,400
Chief Financial and Administrative Officer	3 × base salary	55,700
Executive Vice-Presidents	2 × base salary	20,800
Vice-Presidents	1 × base salary	6,800

(1)	The value of the fixed share requirement is currently calculated based on a per share value of $25.00.
Executives who are subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under the Corporation’s Long Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of restricted share units or the exercise of stock options.
In addition, pursuant to the Corporation’s Insider Trading Policy, executives are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such executive as compensation or held directly or indirectly by the executive.
The table below summarizes the share ownership levels for each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) at the 2010 fiscal year-end. All of these Named Executive Officers are currently in compliance with the ownership requirement of the Executive Share Ownership Policy.

	Ownership Requirement		Actual Ownership(3)
			($/#)
						Meets

	Multiple of	Share	Common	Unvested	Total	Requirement
	Base Salary(1)	Requirement(2)	Shares	Restricted	Ownership(4)
Name			Beneficially	Share
			Owned	Units(4)

	($)	(#)
Glenn J. Chamandy President and Chief Executive Officer	3,798,020	147,400	$282,706,890/ 9,823,033	$6,623,055/ 230,127	$289,329,945/ 10,053,160	Yes
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer	1,432,215	55,700	$4,140,176/ 143,856	$4,716,984/ 163,898	$8,857,160/ 307,754	Yes
Benito Masi Executive Vice-President, Manufacturing	672,610	20,800	$2,059,410/ 71,557	$216,771/ 7,532	$2,276,181/ 79,089	Yes
Michael R. Hoffman President, Gildan Activewear SRL	610,244	20,800	$309,529/ 10,755	$1,920,748/ 66,739	$2,230,277/ 77,494	Yes
Eric R. Lehman Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	672,610	20,800	$20,463/ 711	$2,484,952/ 86,343	$2,505,414/ 87,054	Yes

(1)	Base salary is as at October 3, 2010. Michael R. Hoffman’s base salary is paid in U.S. dollars but has been converted to Canadian dollars using the exchange rate of $1.0215.
(2)	The value of the fixed share requirement is calculated based on a per share value of $25.00.
(3)
The dollar value of actual ownership corresponds to $28.78 per share based on the average closing prices of the Common Shares on the TSX for the five trading days immediately preceding October 3, 2010.

(4)
These amounts include unvested Performance RSUs (as defined in Section 3.2.2.8 under the heading “Performance Measures and Weightings”), which have the potential to vest at a maximum of 200% of the actual number of RSUs granted. Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman each hold an aggregate of 18,327, 7,486, 4,057, 3,907 and 3,603 Performance RSUs, respectively.

3.2.2.3     Benchmarking Practices
In order to meet the Corporation’s objectives of providing market competitive compensation opportunities, the Corporation’s executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the “Reference Groups”). The composition of the Reference Groups is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Corporation. As part of this benchmarking process, the Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”), and also considers data from different compensation surveys (the “Survey Reference Group”) as a secondary reference point to complement the proxy data. An overview of the characteristics of the Reference Groups is provided in the following table:
(All values in $ millions)

	Gildan	Proxy Reference	Survey
	Activewear Inc.	Group(1)	Reference Group(1)

Location	Canada	North America	Canada	United States
Industries	Textiles and apparel	Textiles, apparel and consumer products	All publicly-traded (excluding oil and gas and financial services)	All publicly-traded (excluding oil and gas and financial services)
Revenues Most recent 12 months	$1,355(2) (3)	$1,753(2)	$500 to $2,000	$500 to $2,000
Market Capitalization As at October 1, 2010	$3,465	$2,042(2)	Not available	Not available
Net income Most recent 12 months	$205(3)	$94(2)	Not available	Not available

(1)	The financial data for the Proxy Reference Group is from the S&P Research Insight database and represents the median data for the group. The financial data for the Survey Reference Group is from publicly-traded companies in a number of industries (excluding oil and gas and financial services) and represents the range data for the group.

(2)	All U.S. dollar figures have been converted to Canadian dollars at the Bank of Canada 21-day average of 1.0331 as of September 30, 2010.

(3)	The financial data for the Corporation are based on its results for fiscal 2010.
The Proxy Reference Group used in 2010 is composed of the following companies: Carter’s Inc., Cintas Corp., Columbia Sportswear Co., Forzani Group Ltd., G&K Services Inc., Hanesbrands Inc., Lululemon Athletica Inc., Oxford Industries Inc., Perry Ellis International Inc., Phillips-Van Heusen Corp., RONA Inc., Under Armour Inc., VF Corp., Warnaco Group Inc. and Yellow Media Inc. The Survey Reference Group represents a subset of companies with revenues between $500 million and $2 billion from Mercer’s 2010 Executive, Management and Professional Survey, which includes compensation data from 790 organizations in a wide range of industry groups, revenue levels and ownership structures. Mercer has advised that it cannot disclose the identities of participating organizations within a specified revenue range due to confidentiality covenants with survey participants.
3.2.2.4      Positioning
The Corporation’s compensation policy is to use the market median with the potential of top quartile total compensation when individual and company performance are also top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee.
3.2.2.5      Compensation Elements
The Corporation’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize company and individual performance by providing financial incentives to employees based on their level of achievement of specific operational and financial objectives.
The compensation program consists of the following four basic components:
(i)	Base salary;
(ii)	Non-equity incentives – consisting of a cash bonus linked to the performance of the Corporation;
(iii)	Equity incentives – comprised of stock options and/or restricted share units; and
(iv)	Other elements of compensation – consisting of benefits, perquisites, retirement benefits and an employee share purchase plan.

3.2.2.6           Base Salary
Salaries of the executive officers are established based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of salaries in the Reference Groups.
In determining individual base salaries, the Compensation and Human Resources Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies and experience, his or her value to the Corporation and retention risk. The Committee also takes into consideration the financial performance of the Corporation as well as the individual performance of the executive.
3.2.2.7           Non-Equity Incentives (SCORES)
The Corporation’s annual incentive plan is known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards). SCORES aims to enhance the link between pay and performance by:
•	Aligning the financial interests and motivations of the Corporation’s management team and employees with the annual financial performance and returns of the Corporation;
•	Motivating management to work towards common annual performance objectives;
•	Providing total cash compensation that is greater than the median of the Reference Groups in cases where superior financial performance and returns in excess of target objectives are attained; and
•	Providing total cash compensation that is below the market median in cases where performance objectives are not attained.
Performance Measures and Targets
Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee. In that regard, at the outset of fiscal 2010, the Board of Directors approved the following financial measures to be achieved for SCORES:
•	return on assets (“ROA”) performance; and
•	adjusted earnings per share (“EPS”) growth over the previous fiscal year.
The Compensation and Human Resources Committee recommended ROA and EPS as the financial measures to be achieved in order to ensure that management’s incentive-based compensation reflects:
•	Success in achieving the Corporation’s targets for profitability; and
•	Effectiveness in managing the return on capital, including the level of investment required to generate earnings.
Accordingly, for fiscal 2010 the Board of Directors approved threshold, target and maximum ROA goals of 17.1%, 21.7% and 30%, respectively, which aligned ROA goals with the 20th, 50th and 80th percentiles of the Proxy Reference Group, respectively. In addition, the Board of Directors approved threshold, target and maximum annual EPS growth goals of 0%, 15% and 30%, respectively.

The overall SCORES ROA and EPS goals for fiscal 2010 are set forth in the following performance matrix:
SCORES Financial Goals for Fiscal 2010

		Performance as a Percentage of
		SCORES Target

ROA	30% or higher	100%	150%	200%
	21.7%	50%	100%	150%
	17.1% or lower	0%	50%	100%
		0%	15%	30%
		% EPS Growth Year over Year

Non-Equity Incentive Award for Fiscal 2010
The Corporation’s actual performance in fiscal 2010 exceeded the maximum of both ROA and EPS goals, with the result that incentive awards paid to executive officers in fiscal 2010 represented the maximum of 200% of their targets. While the Compensation and Human Resources Committee recognized that EPS growth was measured from a low fiscal 2009 earnings base due to the economic downturn, the Committee noted that, when compared to the fiscal 2008 earnings base, Gildan’s EPS growth was still above the maximum EPS growth goal and would have also achieved a SCORES payout of 200%. The actual payouts to the Named Executive Officers under SCORES are reflected in the following table:

		Payout Range
		as a		Actual Payout
	Target Payout	Percentage of	Performance as	as a
Name	as a Percentage	Salary (Up to	a Percentage of	Percentage of	Actual Award
	of Salary	Two Times	Target	Salary
		Target)

	(a)		(b)	(a) × (b)

Glenn J. Chamandy	100%	0-200%	200%	200%	$1,500,620
Laurence G. Sellyn	65%	0-130%	200%	130%	$613,033
Benito Masi	50%	0-100%	200%	100%	$332,190
Michael R. Hoffman	50%	0-100%	200%	100%	$301,388(1)
Eric R. Lehman	50%	0-100%	200%	100%	$320,287

(1)	Michael R. Hoffman’s non-equity incentive award is represented in Canadian dollars but is paid in U.S. dollars.
3.2.2.8      Equity Incentives
The equity incentives of the Corporation’s executive compensation program, namely the Long Term Incentive Plan (the “LTIP”), are designed to:
•	Recognize and reward the impact of longer-term strategic actions undertaken by management;
•	Align the interests of the Corporation’s key employees and its shareholders;
•	Focus management on developing and successfully implementing the continuing growth strategy of the Corporation;
•	Foster the retention of key management personnel; and
•	Attract talented individuals to the Corporation.

Types of Equity Incentives Awarded
The LTIP allows the Board of Directors to grant to executives the following types of long-term incentives:
•	Stock options (“Options”);
•	Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and
•	Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) (“Non-Treasury RSUs”).
For a more detailed description of the features of the LTIP, see Schedule “D” of this Circular.
The LTIP awards help to achieve the Corporation’s compensation objectives as follows:
•
The LTIP aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Groups if the Corporation achieves its ROA targets.

•
Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

•	Through the use of time vesting for a portion of long-term compensation, the LTIP awards help to achieve the Corporation’s objective of ensuring the retention of senior executives.
Determination of Grants
Grant levels are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him. See Section 3.2.4 entitled “Compensation of the Chief Executive Officer”.
Award targets are based on the expected impact of the role of the executive on the Corporation’s performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.
Treasury RSUs have been used generally for one-time awards to attract talented candidates or for retention purposes. Beginning in fiscal 2007, Non-Treasury RSUs and Options have been granted to executives and other key employees on an annual basis as part of the long-term portion of their annual compensation. The following table presents the total value of annual awards granted to the Named Executive Officers under the LTIP in fiscal 2010:

	Base Salary	Target	Mix of
	as of	Awards	Options and		Value of Options and Non-
	Oct. 5, 2009(1)	(% of Base	Non-Treasury RSUs		Treasury RSUs Granted(2)
Name		Salary)	(% of Total Grant)				Total Value

			Options	RSUs	Options	RSUs(4)

	(a)	(b)	(c)	(d)	(a)×(b)×(c)	(a)×(b)×(d)	(a)×(b)

Glenn J. Chamandy	$737,480	100%	50%	50%	$368,740	$368,740	$737,480
Laurence G. Sellyn	$463,500	65%	50%	50%	$150,638	$150,638	$301,276
Benito Masi	$326,510	50%	50%	50%	$81,628	$81,628	$163,256
Michael R. Hoffman	$314,505 (3)	50%	50%	50%	$78,626	$78,626	$157,252
Eric R. Lehman	$290,000	50%	50%	50%	$72,500	$72,500	$145,000

(1)	Date of the actual grant calculations (the first business day of fiscal 2010).

(2)
The value of the Options reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE on October 2, 2009 ($20.12) and the Black-Scholes factor on the date of grant (45.80%). The value of the Non-Treasury RSUs is also based on the higher of the closing price of the Common Shares on either the TSX or the NYSE on October 2, 2009 ($20.12).

(3)	Michael R. Hoffman’s base salary is represented in Canadian dollars but is paid in U.S. dollars.

(4)
The Non-Treasury RSUs awarded in fiscal 2010 are Performance RSUs (as defined in Section 3.2.2.8 under the heading “Performance Measures and Weightings”) and have the potential to vest at a maximum of 200% of the actual number of RSUs granted.

During fiscal 2010, an aggregate of 498,249 Options and 201,597 Treasury RSUs were granted to executives and key employees under the LTIP, representing, in the aggregate, 0.58% of the issued and outstanding Common Shares as at October 3, 2010. No Options were exercised by any of the Named Executive Officers during fiscal 2010.
On December 1, 2010, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change in target annual equity awards to senior executives under the LTIP, as a percentage of base salary, effective beginning in fiscal 2012. These changes were made in order to align target long-term incentives of Gildan’s senior executives, as a percentage of base salary, with the median of the Reference Groups, and to align total compensation, for top quartile performance, with the top quartile of the Reference Groups.
The following table presents the target value of annual awards to be granted to senior executives under the LTIP beginning in fiscal 2012:

	Current	Fiscal 2012
	Target	Target	Mix of
	Awards	Awards	Options and
	(% of Base	(% of Base	Non-Treasury RSUs
Position	Salary)	Salary)	(% of Total Grant)

			Options	RSUs(1)

President and Chief Executive Officer	100%	300%	50%	50%
Chief Financial and Administrative Officer	65%	100%	50%	50%
Operating Executives	50%	100%	50%	50%

(1)
The Non-Treasury RSUs to be awarded in fiscal 2012 will be Performance RSUs (as defined below in this Section 3.2.2.8 under the heading “Performance Measures and Weightings”), which have the potential to vest at a maximum of 200% of the actual number of RSUs granted.

Performance Measures and Weightings
To encourage a long-term view of performance and to align with shareholder interests, Options and RSUs (both Treasury and Non-Treasury) have vesting conditions that are based on:
•	Time (Options and RSUs); and
•	Performance (RSUs).
Vesting for Options: Options granted since fiscal 2007 have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time grant of Options to the President and Chief Executive Officer described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.
Vesting for Treasury RSUs: Treasury RSUs awarded to date under the LTIP vest at the end of a five-year vesting period, with the exception of a special one-time award made to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of an eight-year period.
Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three-year period.
All Treasury and Non-Treasury RSUs awarded in fiscal 2009, and in prior years, are subject to the same vesting conditions, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on the Corporation’s average ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts. The performance-vesting portion of each RSU award is subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance
Relative to the TSX	Percentage of
Consumer Discretionary	Performance Component
Index	of Award That Vests

At or above the 75th percentile	100%
At the median	50%
Below 40th percentile	0%

Since the beginning of fiscal 2010, the vesting conditions for Non-Treasury RSUs awarded to executive officers, including the Named Executive Officers, have changed. Each award granted since the beginning of fiscal 2010 will now vest fully based on the Corporation’s average ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts. The elimination of time-based vesting for Non-Treasury RSUs reinforces the objective of aligning the interests of the Corporation’s senior executives with those of its shareholders by ensuring that vesting of Non-Treasury RSUs is entirely based on meeting ROA performance thresholds. In addition, up to two times the actual number of RSUs awarded can vest based on the achievement of exceptional ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts. This feature is intended to align the Corporation’s pay practices with its compensation policy, which is to provide the potential for top quartile total direct compensation when individual and company performance are also top quartile. For the purposes of this Circular, these Non-Treasury RSUs are referred to as “Performance RSUs”.
Performance RSUs awarded to executive officers are subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the TSX	Percentage of Award
Consumer Discretionary Index	That Vests

Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all Option-based and Common Share-based awards outstanding to each Named Executive Officer as at the fiscal year ended October 3, 2010:

	Option-Based Awards					Share-Based Awards
	Issuance Date	Number of	Option	Option Expiration	Value of	Issuance Date	Number of	Market or Payout
		Securities	Exercise	Date	Unexercised		Shares or	Value of Share-Based
		Underlying	Price		In-the-Money		Units of	Awards That Have
Name		Unexercised			Options(2)		Shares That	Not Vested(3)
		Options(1)					Have Not Vested(1)
		(#)	($)		($)		(#)	($)
	October 5, 2009	409,711 (8)	22.13	October 4, 2019	2,630,345	October 5, 2009	201,597 (5)	5,755,594
	October 5, 2009	40,036	20.12	October 4, 2016	337,503	October 5, 2009	18,327	523,236
Glenn J. Chamandy	October 6, 2008	22,505	23.49	October 5, 2015	113,875	October 6, 2008	10,203	291,296
	October 1, 2007	15,046	39.39	September 30, 2014	—	—	—	—
	October 2, 2006	21,700	27.17	October 2, 2013	29,946	__	__	__
	October 5, 2009	16,355	20.12	October 4, 2016	137,873	October 5, 2009	7,486	213,725
	October 6, 2008	14,144	23.49	October 5, 2015	71,569	October 6, 2008	6,412	183,063
Laurence G. Sellyn	October 1, 2007	9,456	39.39	September 30, 2014	__	June 7, 2006	150,000 (4)	4,282,500
	October 2, 2006	13,640	27.17	October 2, 2013	18,823	__	__	__
	October 5, 2009	8,862	20.12	October 4, 2016	74,707	October 5, 2009	4,057	115,827
	October 6, 2008	7,664	23.49	October 5, 2015	38,780	October 6, 2008	3,475	99,211
	October 1, 2007	5,124	39.39	September 30, 2014	__	__	__	__
Benito Masi	October 2, 2006	7,392	27.17	October 2, 2013	10,201	__	__	__
	August 8, 2001	20,000	5.00	August 7, 2011	471,000	__	__	__
	February 6, 2001	56,000	8.64	February 5, 2011	1,114,960	__	__	__
	December 6, 2000	16,000	6.88 (7)	December 5, 2010	346,720	__	__	__
	October 5, 2009	8,537	20.12	October 4, 2016	71,967	October 5, 2009	3,907	111,545
	October 6, 2008	6,247	23.49	October 5, 2015	31,610	February 12, 2009	60,000 (6)	1,713,000
Michael R. Hoffman	October 1, 2007	3,849	39.39	September 30, 2014	__	October 6, 2008	2,832	80,854
	October 2, 2006	5,718	27.17	October 2, 2013	7,891	__	__	__
	February 6, 2001	34,532	8.64	February 5, 2011	687,532	__	__	__
	October 5, 2009	7,871	20.12	October 4, 2016	66,353	October 5, 2009	3,603	102,866
Eric R. Lehman	October 6, 2008	6,044	23.49	October 5, 2015	30,583	February 12, 2009	40,000 (6)	1,142,000
	October 1, 2007	3,623	39.39	September 30, 2014	__	October 6, 2008	2,740	78,227
	__	__	__	__	__	December 11, 2006	40,000	1,142,000

(1)
The number of securities underlying unexercised Options or share units (Treasury, Non-Treasury and Performance RSUs) that have not vested represents all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of Performance RSUs shown is at target (100% vesting).

(2)
“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (October 1, 2010) of $28.55 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined at target (100%) by multiplying the number of share units (Treasury, Non-Treasury and Performance RSUs) held at fiscal year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (October 1, 2010) of $28.55. At maximum vesting (200%), the Performance RSUs granted on October 5, 2009 to Messrs. Chamandy, Sellyn, Masi, Hoffman and Lehman would have payout values of $1,046,472, $427,451, $231,655, $223,090 and $205,731, respectively (See Section 3.2.2.8 under the heading “Performance Measures and Weightings”).

(4)
Laurence G. Sellyn holds 150,000 Treasury RSUs. These Treasury RSUs were granted in recognition of Mr. Sellyn’s strategic role in the future success of the Corporation. The vesting conditions of the 150,000 Treasury RSUs granted to Mr. Sellyn have been structured to provide him with an incentive to remain with the Corporation for the balance of his working career.

(5)	This Treasury RSU award is the one-time award described in Section 3.2.4.1 entitled “Special One-time Equity Award”.
(6)	The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity.
(7)	The exercise price was re-priced as described in note 10(b) of the Corporation’s consolidated financial statements for the fiscal year ended October 3, 2010.
(8)	This Option award is the one-time award described in Section 3.2.4.1 entitled “Special One-Time Equity Award”.
Incentive Plan Awards - Value Vested or Earned During the Year
The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer for the fiscal year ended October 3, 2010:

	Option-Based Awards - Value	Share-Based Awards - Value	Non-Equity Incentive Plan
Name	Vested During the Year(1)	Vested During the Year	Compensation - Value Earned
			During the Year (SCORES)
	($)	($)	($)
Glenn J. Chamandy	7,487	167,818(2)	1,500,620
Laurence G. Sellyn	4,706	105,458(3)	613,033
Benito Masi	2,550	1,736,133(4)	332,190
Michael R. Hoffman	1,973	42,928(5)	301,388 (7)

	Option-Based Awards - Value	Share-Based Awards - Value	Non-Equity Incentive Plan
Name	Vested During the Year(1)	Vested During the Year	Compensation - Value Earned
During the Year (SCORES)
	($)	($)	($)
Eric R. Lehman	0	40,399(6)	320,287

(1)
The amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the most recent trading day where such vesting date is a non-trading day) ($28.55) and the exercise price on such vesting date.

(2)
The amount represents the aggregate dollar value realized upon the vesting of 5,907 Non-Treasury RSUs on September 30, 2010 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($28.41).

(3)
The amount represents the aggregate dollar value realized upon the vesting of 3,712 Non-Treasury RSUs on September 30, 2010 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($28.41).

(4)
The amount represents the aggregate dollar value realized upon the vesting of (i) 2,011 Non-Treasury RSUs on September 30, 2010 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($28.41), (ii) 20,000 Treasury RSUs on February 11, 2010 using the lowest price of the Common Shares on the TSX on such date ($24.67) and (iii) 40,000 Treasury RSUs on September 3, 2010 using the lowest price of the Common Shares on the TSX on such date ($29.64).

(5)
The amount represents the aggregate dollar value realized upon the vesting of 1,511 Non-Treasury RSUs on September 30, 2010 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($28.41).

(6)
The amount represents the aggregate dollar value realized upon the vesting of 1,422 Non-Treasury RSUs on September 30, 2010 using the average of the closing prices of the Common Shares for the five trading days on the TSX immediately preceding the vesting date ($28.41).

(7)	Michael R. Hoffman’s non-equity incentive compensation is represented in Canadian dollars but is paid in U.S. dollars.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides, for fiscal 2010, with respect to the LTIP:
(i)	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;
(ii)	The weighted-average exercise price of such outstanding options, warrants and rights; and
(iii)	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

	Number of Securities to be	Weighted-Average Exercise	Number of Securities Remaining Available
	Issued Upon Exercise of	Price of Outstanding Options,	for Future Issuance Under Equity
Plan Category	Outstanding Options,	Warrants and Rights	Compensation Plans (Excluding Securities
	Warrants and Rights		Reflected in the Second Column)
	(#)	($)	(#)

Equity compensation plan approved by security holders
- LTIP (Options)	1,298,962	19.57	2,760,661(1)
- LTIP (Treasury RSUs)	747,714	N/A	— (1)

(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.
The Corporation does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.
3.2.2.9        Other Forms of Compensation
 Benefits and Perquisites
The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance and a healthcare spending account. Perquisites consist of a car allowance, club memberships, personal insurance, health assessments and financial counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations.
 Retirement Benefits
Under the Corporation’s retirement savings program, the Named Executive Officers (other than Michael R. Hoffman, who is not a Canadian resident) and all other Canadian salaried employees receive under the Deferred Profit Sharing Plan (“DPSP”) of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”) up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their contributions, the additional amount is credited under the Supplemental Retirement Savings Plan (“SRSP”), which is an unfunded plan.
Under the Corporation’s 401(k) program, Michael R. Hoffman, and most of the other salaried employees who are citizens of the United States, receive an amount equal to 50% of their own contributions, which may be up to a maximum of 6% of their annual base salary and SCORES payout. In addition, Michael R. Hoffman is credited by the Corporation with an amount equal to 2% of his annual base salary under the SRSP program.

Defined Contribution Plans
The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the Named Executive Officers as of the beginning and end of fiscal 2010:

	Accumulated Value	Compensatory(2)	Non-Compensatory(2)	Accumulated Value
Name	at Start of Year(1)			at Year-End(1)
	($)	($)	($)	($)
Glenn J. Chamandy	461,620	37,555	47,937	547,112
Laurence G. Sellyn	295,197	23,603	26,777	345,577
Benito Masi	206,747	16,627	25,675	249,049
Michael R. Hoffman	193,155	14,098	16,400	223,653
Eric R. Lehman	52,371	15,925	23,452	91,748

(1)
“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP, Tax Free Savings Account (“TFSA”) and SRSP (other than for Michael R. Hoffman, whose accumulated value corresponds to the sum of the balances in his accounts from the Corporation’s 401(k) and SRSP programs).

(2)
“Compensatory” refers to the Corporation’s contributions under the DPSP and the SRSP (other than for Michael R. Hoffman, where the Corporation’s contributions are under the 401(k) and SRSP programs). “Non-Compensatory” refers to the Named Executive Officers’ contributions and regular investment earnings on employer and employee contributions under the RRSP and TFSA (other than for Michael R. Hoffman, whose contributions and investment earnings are under the 401(k) program), which are subject to tax limitations that apply over a calendar year. Amounts disclosed reflect the contributions paid to the Named Executive Officers’ accounts from October 5, 2009 to October 3, 2010.

Employee Share Purchase Plan
The Employee Share Purchase Plan (the “Plan”) provides an opportunity for all Canadian and U.S. citizens or residents who are full-time or regular part-time employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. Common Shares purchased under the Plan may not be sold until the expiration of a two-year retention period. The Corporation assumes all administrative costs associated with the Plan.
3.2.3           Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years ended October 3, 2010, October 4, 2009 and October 5, 2008.
For compensation related to previous years, please refer to the Corporation’s management proxy circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

							Non-Equity Incentive
							Plan Compensation
Name and Principal				Share-Based		Option-Based	Annual	Long-Term	Pension	All Other		Total
Position	Year(1)	Salary(1)		Awards(2)		Awards(3)	Incentive	Incentive	Value(1), (4)	Compensation		Compensation
							Plans(1)	Plans
		($)		($)		($)	($)	($)	($)	($)		($)
Glenn J. Chamandy President and CEO	2010	752,371		4,424,871	(6)	4,424,676 (7)	1,500,620	N/A	37,555	75,916	(8)	11,216,009
	2009	737,480		239,668		239,686	413,692	N/A	36,874	65,985		1,733,385
	2008	742,365		232,677		232,686	289,523	N/A	39,219	66,553		1,603,023
Laurence G. Sellyn Executive Vice-President, CFO and CAO	2010	472,859		150,618		150,711	613,033	N/A	23,603	—		1,410,824
	2009	463,500		150,618		150,639	180,270	N/A	23,175	46,470		1,014,672
	2008	466,571		146,216		146,237	181,963	N/A	24,649	48,112		1,013,748
Benito Masi Executive Vice-President, Manufacturing	2010	333,103		81,627		81,663	332,190	N/A	16,627	39,607	(9)	884,817
	2009	326,510		81,628		81,624	97,685	N/A	16,325	33,209		636,981
	2008	328,672		79,213		79,243	98,602	N/A	17,364	—		603,094
Michael R. Hoffman President, Gildan Activewear SRL	2010	302,160	(10)	78,609		78,668	301,388	N/A	14,098	256,307	(11)	1,031,230
	2009	314,505	(10)	639,524	(12)	66,533	94,093	N/A	13,022	295,704		1,423,381
	2008	267,922	(10)	59,518		59,525	64,302	N/A	12,472	272,810		736,549
Eric R. Lehman Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	2010	321,167	(13)	72,492		72,531	320,287	N/A	15,925	108,836	(14)	911,238
	2009	287,375	(15)	446,363	(16)	64,371	85,987	N/A	14,275	128,236		1,026,607
	2008	259,206		56,013		56,030	77,762	N/A	12,681	154,970		616,662

(1)
All Named Executive Officers received a 3% increase in fiscal 2010, with the exception of Eric R. Lehman whose salary was adjusted as described below. None of the Named Executive Officers received an annual salary increase for fiscal 2009, with the exception of Michael R. Hoffman and Eric R. Lehman as described below. The Corporation’s 2008 fiscal year included an extra week, which occurs every fifth year in order to maintain alignment of the Corporation’s 52-week fiscal year with the calendar year. Consequently, fiscal 2008 contains an additional week of compensation for the Named Executive Officers.

(2)
The share-based awards are Non-Treasury RSUs, which are calculated based on the Named Executive Officers’ base salary on the grant date, with the exception of Mr. Glenn J. Chamandy, Mr. Michael R. Hoffman and Mr. Eric R. Lehman, who were also awarded Treasury RSUs as described below. The Non-Treasury RSU awards for fiscal 2010 are Performance RSUs, which have the potential to vest at a maximum of 200% of the actual number of RSUs granted. (See Section 3.2.2.8 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the date of grant ($20.12 for fiscal 2010, $23.49 for fiscal 2009 and $39.39 for fiscal 2008).

(3)
The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($20.12 for fiscal 2010, $23.49 for fiscal 2009 and $39.39 for fiscal 2008) multiplied by the Black-Scholes factor (45.80% for fiscal 2010, 45.34% for fiscal 2009 and 39.26% for fiscal 2008) as at such date, with the exception of a one-time grant of Options to Mr. Glenn J. Chamandy as described below.

(4)	“Pension Value” only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SRSP employer contributions.
(5)
“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash as income.

(6)
The share-based awards include the one-time award of 201,597 Treasury RSUs on October 5, 2009. See Section 3.2.4.1 entitled “Special One-Time Equity Award” for details concerning this award. The value of such Treasury RSU award is determined by multiplying the number of RSUs awarded by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the date of grant ($20.12).

(7)
The Option-based awards include the one-time grant of 409,711 Options on October 5, 2009. See Section 3.2.4.1 entitled “Special One-Time Equity Award” for details concerning this award. The value of such Options reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($20.12) multiplied by the Black-Scholes factor (49.2%).

(8)
Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Glenn J. Chamandy’s total salary for fiscal 2010. This amount includes $28,809 for critical illness policy.

(9)
Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Benito Masi’s total salary for fiscal 2010. This amount includes an unused balance of his annual perquisite allowance in the amount of $20,385 paid in cash as income.

(10)
Michael R. Hoffman’s base salary is paid in U.S. dollars and amounted to US$295,800 for fiscal 2010, US$290,000 for fiscal 2009 and US$243,780 for fiscal 2008. Mr. Michael R. Hoffman’s base salary was adjusted in fiscal 2009 to bring his total compensation to the market median and to maintain internal equity.

(11)	“All Other Compensation” disclosed for Michael R. Hoffman includes a reimbursement of expatriate expenses of US$89,226 for a Barbados housing and utility allowance.
(12)
The share-based awards include 60,000 Treasury RSUs that were awarded on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant ($9.55).

(13)	Mr. Eric R. Lehman’s base salary was adjusted in fiscal 2010 to reflect additional responsibilities.
(14)	“All Other Compensation” disclosed for Eric R. Lehman is predominantly comprised of $77,190 for a tax protection allowance.
(15)	Mr. Lehman’s base salary was adjusted in fiscal 2009 to bring his total compensation to the market median and to maintain internal equity.
(16)
The share-based awards include 40,000 Treasury RSUs that were awarded on February 12, 2009. The Treasury RSUs were awarded for retention purposes, as well as to offer competitive total compensation at the market median and to maintain internal equity. The value of the Treasury RSU award is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant ($9.55).

To demonstrate the link between Named Executive Officer compensation and business performance, the following table shows the total cost of compensation to the Named Executive Officers as a percentage of the Corporation’s net income after tax and as a percentage of the equity market capitalization for fiscal 2010, 2009 and 2008:

	Total Cost of Compensation to Named	Total Cost of Compensation to Named	Total Cost of Compensation to Named
	Executive Officers(1)	Executive Officers/	Executive Officers/
		Total Net Earnings	Total Equity Market Capitalization
	(US$)	(%)	(%)
2010	9,194,243	4.6	0.3
2009	4,678,197	4.9	0.2
2008	4,957,425	3.4	0.2

(1)
The “Total Cost of Compensation to Named Executive Officers” is the sum of the amounts under the “Salary”, “Non-Equity Incentive Plan Compensation”, and “All Other Compensation”, plus an allocation of the value of Treasury RSUs, Non-Treasury RSUs, Performance RSUs (at target) and Option grants to the Named Executive Officers based on the amortization of these awards over their vesting periods on a straight-line basis. The amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation” and “All Other Compensation” were converted to U.S. dollars using an exchange rate of US$0.9530 in 2010, US$0.8517 in 2009 and US$1.0051 in 2008. The allocations for Treasury RSUs and Options were converted using the exchange rates that were in effect at the date of the grants, ranging from US$0.8133 to US$0.9228. The allocation for the Non-Treasury RSUs and Performance RSUs are based on the closing price of the Common Shares on the NYSE on the last day prior to fiscal year-end (October 1, 2010) of US$28.04.

3.2.4          Compensation of the Chief Executive Officer
The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in Section 3.2 entitled “Compensation of Executive Officers”, and the President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last fiscal year and sets forth his aggregate equity holdings as at December 15, 2010:

Glenn J. Chamandy
President and Chief Executive Officer
Age: 49
Length of service: 26 years
Mr. Chamandy is a founding entrepreneur of the Corporation. Since the Corporation became a public company in June 1998, its equity market capitalization has increased from $102,286,000 to $3,464,599,543 as at October 3, 2010. Five-year total shareholder returns are 29%, relative ROA performance has consistently been at or above the 90th percentile relative to the S&P/TSX Consumer Discretionary Index (excluding income trusts) and return on net assets has consistently been at or above the 75th percentile relative to the Proxy Reference Group. Mr. Chamandy’s total career cash compensation since the Corporation became a public company (1998 to 2010) is $23,963,040, including the realized gains from Options and Non-Treasury RSUs granted during the period. This represents 0.7% of the increase in market capitalization during this period.

Fiscal 2010 Highlights:
•	Sales growth of 26%, EPS growth of 104% and ROE of 20%

•	Free cash flow of US$176 million after financing capital expenditures of US$130 million

•	Introduced initial dividend and reinstated a normal course issuer bid

•	Continued to reinforce Gildan’s leadership position in the U.S. screenprint market
-	Increased market share in the U.S. wholesale distributor channel from 56.6% to 64.1%

-	Sales in international markets increased by over 60%
•	Significant progress with retail initiative by securing important new activewear and underwear programs and received major vendor of the year awards

•	Significant investments in major capacity expansion projects and cost reduction initiatives

•	Acquisition of Gildan’s first vertically- integrated manufacturing facility in Bangladesh to support sales growth in Europe and Asia Pacific

Non-Equity Incentive
Plan Compensation
Year	Salary	Share-Based	Option-	Annual	Long-Term	Pension	All Other	Total Compensation
		Awards(1)	Based	Incentive	Incentive	Value(3)	Compensation(4),
			Awards(2)	Plans	Plans
	($)	($)	($)	($)	($)	($)	($)	($)
2010	752,371	4,424,871	4,424,676	1,500,620	N/A	37,555	75,916	11,216,009
Mr. Chamandy’s bonus of $1,500,620 for fiscal 2010 represented 200% of his base salary and was 200% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate value (as at December 15, 2010) of Common Shares, Treasury RSU, Non-Treasury RSUs, Performance RSUs and Options held as at October 3, 2010 as well as the year-over-year increase/decrease in equity ownership:

Common		RSUs(6)		Net Change	Exercisable		Unexercisable
Shares(5)				in Equity(7)	Options(8)		Options(8)

Number	Value	Number	Value	Number	Number	Value	Number	Value
9,823,033	$290,074,164	230,127	$6,795,650	(18,950)	23,797	$38,409	485,201	$3,557,333

(1)
The share-based awards include Performance RSUs and the one-time award of 201,597 Treasury RSUs on October 5, 2009. See Section 3.2.4.1 entitled “Special One-Time Equity Award” for details concerning this award. The Performance RSU award for fiscal 2010 has the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.8 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded by the higher of the closing price of the Common Shares on either the TSX or the NYSE at the time of grant ($20.12).

(2)
The Option-based awards include the one-time grant of 409,711 Options on October 5, 2009. See Section 3.2.4.1 entitled “Special One-Time Equity Award” for details concerning this award. The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($20.12) multiplied by the Black-Scholes factor of 49.2% in the case of the one-time Options, and of 45.80% in the case of the balance of the Options.

(3)	“Pension Value” only includes employer DPSP and SRSP contributions.

(4)
Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Glenn J. Chamandy’s total salary for fiscal 2010. This amount includes $28,809 for critical illness policy.

(5)
This refers to Common Shares beneficially owned or over which control or direction is exercised by Mr. Chamandy as at October 3, 2010. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 3, 2010 by the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53).

(6)
The RSUs held are comprised of Treasury RSUs (201,597), Non-Treasury RSUs granted in and prior to fiscal 2009 (10,203) and Performance RSUs (18,327). The aggregated value of such RSUs is determined by multiplying the number of RSUs held as at October 3, 2010 by the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53). For the purpose hereof, Performance RSUs are assumed to vest at target (100%). The aggregated value of RSU awards held assuming the Performance RSUs achieve maximum vesting of 200% of the actual number of RSUs granted would be $7,336,847

(7)	“Net Change in Equity” refers to the net change in ownership of Common Shares and RSUs from October 4, 2009 to October 3, 2010.

(8)
The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53) and the exercise price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 3, 2010.

The Compensation and Human Resources Committee considers the advice of an outside compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer under the LTIP.
The President and Chief Executive Officer’s salary for fiscal 2010 was $752,371, which, with reference to advice from external compensation consultants, positions the President and Chief Executive Officer’s base salary at below the median level in relation to the companies in the Reference Groups. The President and Chief Executive Officer received a bonus based on the SCORES program for fiscal 2010 of $1,500,620, or 200% of base salary, which was 200% of his target bonus.
In conjunction with the annual LTIP awards for fiscal 2011, the President and Chief Executive Officer was awarded a grant of 13,261 Performance RSUs and 29,283 Options on October 4, 2010, which in the aggregate represented 100% of his base salary as at October 4, 2010. The Options granted on October 4, 2010 were awarded at an exercise price of $28.64, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders. As discussed in Section 3.2.2.8 under the heading “Determination of Grants”, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a change in target annual equity awards to senior executives, including the President and Chief Executive Officer, effective beginning in fiscal 2012. Accordingly, in fiscal 2012, the target value of the annual LTIP award to be granted to the President and Chief Executive Officer will represent 300% of his base salary.
3.2.4.1      Special One-Time Equity Award
At the beginning of fiscal 2010, as described in last year’s management proxy circular, the Compensation and Human Resources Committee recommended, and the Board of Directors approved, a special one-time award of 409,711 Options and 201,597 Treasury RSUs to Mr. Chamandy, which vest at the end of a five-year period.
The purpose of the award is intended to recognize Mr. Chamandy’s extraordinary importance to the success of the Corporation and the achievement of the Corporation’s long-term strategic plan objectives (the “Strategic Plan”).
The grant date value of the award is $8.1 million, which was equivalent to an annual award of 220% of Mr. Chamandy’s then current base salary over the five-year vesting period. The annual value of this one-time award, together with all other annual compensation, including annual equity awards under the LTIP, provides the opportunity for Mr. Chamandy to earn total direct compensation that is positioned between the median and the 75th percentile of the Reference Groups, provided that the Corporation achieves its financial and strategic objectives, in accordance with the Corporation’s compensation philosophy.
The award is entirely performance-contingent in that half of the award is granted in premium-priced Options and half of the award is granted in Treasury RSUs, which vest based upon the Corporation’s performance relative to the Strategic Plan.
The Options have an exercise price equal to 110% of the closing price of the Common Shares on the TSX on October 2, 2009, the last trading day before the date of grant, which means that approximately $250 million in market value will need to be created before the Options are “in-the-money”. The Options will not be exercisable until the fifth anniversary of the grant date and will have a term of ten years.
The Treasury RSUs will cliff-vest at the end of a five-year period to allow the Board of Directors to fully assess the Corporation’s performance against the Strategic Plan. The maximum number of RSUs which can vest is

100% of the number of RSUs granted. Performance will be assessed annually by the independent members of the Corporation’s Board of Directors. This evaluation will be documented and discussed with Mr. Chamandy on an annual basis, although the final outcomes regarding performance against the Strategic Plan will not be determined until the final assessment at the conclusion of the fifth year.
In determining performance for the purpose of the Treasury RSUs, the Board assesses financial and other quantitative metrics, including revenue growth, diluted EPS and return on net assets. In addition, qualitative assessments of performance are based on progress made in implementing various strategic initiatives, as well as other factors determined by the Board of Directors. The objectives for each year of the award are established in advance of that year. They may be subsequently modified as appropriate in light of material unforeseen events, such as major investments or divestments. Accordingly, the independent Board members reviewed Mr. Chamandy’s fiscal 2010 performance in December 2010 and discussed their assessment with him in a private session. Objectives for fiscal 2011 were discussed with Mr. Chamandy and approved in September 2010.
3.2.4.2        Shareholding Requirement for the Chief Executive Officer
As provided in the Executive Share Ownership Policy, the President and Chief Executive Officer is required to hold, within five years of his appointment to the position, the lower of (i) Common Shares (or RSUs) having a minimum total share market value of five times his base salary or (ii) 147,400 Common Shares (or RSUs) based on a per share value of $25.00. The President and Chief Executive Officer will be required to continue to hold such Common Shares (or RSUs) throughout his tenure in that role. See Section 3.2.2.2 entitled “Executive Share Ownership Policy”. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement. Mr. Chamandy is one of the Corporation’s largest shareholders.
3.2.5            Compensation for Other Named Executive Officers
The following tables show the total compensation of the Named Executive Officers (other than Glenn J. Chamandy, the President and Chief Executive Officer) for the 2010 fiscal year and sets forth the value of their aggregate equity holdings as at December 15, 2010:

Laurence G. Sellyn

Executive Vice-
President, Chief
Financial and
Administrative
Officer

Length of service:
12 years

   Total Compensation

Non-Equity Incentive
Plan Compensation
		Share-Based	Option-	Annual	Long-Term	Pension	All Other	Total
	Salary	Awards(1)	Based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
Year			Awards(2)	Plans	Plans

	($)	($)	($)	($)	($)	($)	($)	($)
2010	472,859	150,618	150,711	613,033	N/A	23,603	—	1,410,824
Mr. Sellyn’s bonus of $613,033 for fiscal 2010 represented 130% of his base salary and was 200% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate value (as at December 15, 2010) of Common Shares, Treasury RSUs, Non-Treasury RSUs, Performance RSUs and Options held as at October 3, 2010 as well as the year-over-year increase/decrease in equity ownership:

Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
Shares(9)				Equity(11)	Options(12)		Options(12)

Number	Value	Number	Value	Number	Number	Value	Number	Value
143,856	$4,248,068	163,898	$4,839,908	(74,370)	14,958	$24,143	38,637	$247,378

Benito Masi

Executive Vice-
President,
Manufacturing

Length of service:
25 years

   Total Compensation

Non-Equity Incentive
Plan Compensation
		Share-Based	Option-	Annual	Long-Term	Pension	All Other	Total
	Salary	Awards(1)	Based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
Year			Awards(2)	Plans	Plans

	($)	($)	($)	($)	($)	($)	($)	($)
2010	333,103	81,627	81,663	332,190	N/A	16,627	39,607(5)	884,817
Mr. Masi’s bonus of $332,190 for fiscal 2010 represented 100% of his base salary and was 200% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate value (as at December 15, 2010) of Common Shares, Treasury RSUs, Non-Treasury RSUs, Performance RSUs and Options held as at October 3, 2010 as well as the year-over-year increase/decrease in equity ownership:

Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
Shares(9)				Equity(11)	Options(12)		Options(12)

Number	Value	Number	Value	Number	Number	Value	Number	Value
71,557	$2,113,078	7,532	$222,420	(31,949)	100,106	$2,035,714	20,936	$134,043

Michael R.
Hoffman

President, Gildan
Activewear SRL

Length of service:
13 years

   Total Compensation

Non-Equity Incentive
Plan Compensation
		Share-Based	Option-	Annual	Long-Term	Pension	All Other	Total
	Salary	Awards(1)	Based	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
Year			Awards(2)	Plans	Plans

	($)	($)	($)	($)	($)	($)	($)	($)
2010	302,160(6)	78,609	78,668	301,388	N/A	14,098	256,307(7)	1,031,230
Mr. Hoffman’s bonus of $301,388 for fiscal 2010 represented 100% of his base salary and was 200% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options (All amounts in Canadian dollars)

The following table shows the aggregate value (as at December 15, 2010) of Common Shares, Treasury RSUs, Non-Treasury RSUs, Performance RSUs and Options held as at October 3, 2010 as well as the year-over-year increase/decrease in equity ownership:

Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
Shares(9)				Equity(11)	Options(12)		Options(12)

Number	Value	Number	Value	Number	Number	Value	Number	Value
10,755	$317,595	66,739	$1,970,803	(26,849)	40,744	$731,364	18,139	$121,440

Eric R. Lehman

Executive Vice- President, Supply Chain, Information Technology and Operational Excellence

Length of service:
4 years

   Total Compensation

Non-Equity Incentive
Plan Compensation
		Share-	Option-Based	Annual	Long-Term	Pension	All Other	Total
	Salary	Based	Awards(2)	Incentive	Incentive	Value(3)	Compensation(4)	Compensation
Year		Awards(1)		Plans	Plans

	($)	($)	($)	($)	($)	($)	($)	($)
2010	321,167(13)	72,492	72,531	320,287	N/A	15,925	108,836(8)	911,238
Mr. Lehman’s bonus of $320,287 for fiscal 2010 represented 100% of his base salary and was 200% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate value (as at December 15, 2010) of Common Shares, Treasury RSUs, Non-Treasury RSUs, Performance RSUs and Options held as at October 3, 2010 as well as the year-over-year increase/decrease in equity ownership:

Common		RSUs(10)		Net Change in	Exercisable		Unexercisable
Shares(9)				Equity(11)	Options(12)		Options(12)

Number	Value	Number	Value	Number	Number	Value	Number	Value
711	$20,996	86,343	$2,549,709	2,892	1,811	$0	15,727	$110,572

(1)
The share-based awards are Performance RSUs, which are calculated based on the Named Executive Officers’ base salary on the grant date. The Performance RSU awards for fiscal 2010 have the potential to vest at a maximum of 200% of the actual number of RSUs granted (see Section 3.2.2.8 under the heading “Performance Measures and Weightings”). The value of the share-based awards is determined by multiplying the number of RSUs awarded at target (100%) by the higher of the closing price of the Common Shares on either the TSX or the NYSE at the time of grant ($20.12).

(2)
The value of the Option-based awards reflects the higher of the closing price of the Common Shares on either the TSX or the NYSE at the date of grant ($20.12) multiplied by the Black-Scholes factor (45.80%) as at such date.

(3)	“Pension Value” only includes employer DPSP and SRSP contributions, other than for Michael R. Hoffman whose accumulated value includes 401(k) and SRSP employer contributions.

(4)
“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer (if applicable). The perquisite account of each Named Executive Officer is credited on January 1. The account is debited based on the actual costs of perquisites as submitted to the Corporation by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash as income.

(5)
Represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of Mr. Benito Masi’s total salary for fiscal 2010. This amount includes an unused balance of annual perquisite allowance in the amount of $20,385 paid in cash as income.

(6)	Michael R. Hoffman’s base salary is paid in U.S. dollars and amounts to US$295,800.

(7)	“All Other Compensation” disclosed for Michael R. Hoffman is predominantly comprised of a reimbursement of expatriate expenses of US$89,226 for a Barbados housing and utility allowance.

(8)	“All Other Compensation” disclosed for Eric R. Lehman is predominantly comprised of $77,190 for a tax protection allowance.

(9)
Refers to Common Shares beneficially owned or over which control or direction is exercised by the Named Executive Officer as at October 3, 2010. The value of such Common Shares is determined by multiplying the number of Common Shares held as at October 3, 2010 by the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53).

(10)
The RSUs held are Treasury RSUs, Non-Treasury RSUs granted in and prior to fiscal 2009 and Performance RSUs. The aggregated value of such RSUs is determined by multiplying the number of RSUs held as at October 3, 2010 by the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53). For the purposes hereof, Performance RSUs are assumed to vest at target (100%). The aggregate value of the RSU awards held assuming the Performance RSUs achieve maximum vesting of 200% of the actual number of RSUs granted would be $5,060,970, $342,223, $2,086,176 and $2,656,105 for Messrs Sellyn, Masi, Hoffman and Lehman, respectively.

(11)	“Net Change in Equity” refers to the net change in ownership of Common Shares and RSUs from October 4, 2009 to October 3, 2010.

(12)
The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 15, 2010 ($29.53) and the exercise price of the Options, multiplied by the number of exercisable and unexercisable Options held as at October 3, 2010.

(13)	Mr. Eric R. Lehman’s base salary was adjusted in fiscal 2010 to reflect additional responsibilities.
3.2.6          Employment and Change of Control Agreements
3.2.6.1      Employment Agreements
The Corporation has entered into employment agreements (the “Employment Agreements”) with each of the Named Executive Officers.
Payment
The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies.
Employment Term
The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Sellyn, Masi, Hoffman and Lehman.
Provisions
Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:
(i)
An amount equal to 36 months’ base salary in the case of Mr. Chamandy, 24 months’ base salary in the case of Messrs. Sellyn and Masi and 12 months’ base salary in the case of Messrs. Hoffman and Lehman (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period;

(ii)
In the case of Messrs. Chamandy and Sellyn, an amount equal to 36 months and 24 months, respectively, of the target annual bonus established under the annual incentive plan in effect at the time of termination;

(iii)	Continuation of group insurance benefits and executive medical benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier;

(iv)
Any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the annual incentive plan;

(v)	The right to exercise vested Options or redeem non performance linked RSUs pursuant to the LTIP within 180 days following termination of employment in the case of

Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Sellyn, Masi, Hoffman and Lehman;

(vi)	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.
The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above.

		Termination Provisions
Position	Incumbent	Value(1) (2) (4)
		($)
President and CEO	Glenn J. Chamandy	$4,775,000
Executive Vice-President, CFO and CAO	Laurence G. Sellyn	$4,007,000
Executive Vice-President, Manufacturing	Benito Masi	$726,000
President, Gildan Activewear SRL	Michael R. Hoffman(3)	$632,000
Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	Eric R. Lehman	$994,000

(1)	The termination values assume that the triggering event took place on the last business day of the Corporation’s fiscal year (October 1, 2010).

(2)
For fiscal 2010, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(3)	All data for Michael R. Hoffman are in Canadian dollars.

(4)	Unvested RSU values are calculated based on the exercise price on the trading day immediately preceding the fiscal year-end (October 1, 2010) of $28.55.
Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Corporation’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Corporation’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Corporation’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Corporation.
3.2.6.2      Change of Control Agreements
In addition, the Corporation has entered into change of control agreements (the “Change of Control Agreements”) with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of:
(i)	365 days from the date of the potential change of control;

(ii)	His termination of employment by death or disability or, in the case of Messrs. Sellyn, Masi, Hoffman and Lehman, by death, disability or for cause; or

(iii)	His termination of employment by the Corporation without cause or by the executive with good reason.
The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings:
(i)	His full base salary through the date of termination;

(ii)
An amount equal to 36 months’ base salary in the case of Messrs. Chamandy and Sellyn and 24 months’ base salary in the case of Messrs. Masi, Lehman and Hoffman (each 36 and 24 month period herein referred to as a “Severance Period”);

(iii)	A one-time payment in lieu of the participation in the annual incentive plan during the applicable Severance Period;

(iv)
In the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the annual incentive plan;

(v)
In the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within 180 days following the date of termination;

(vi)	In the case of Messrs. Sellyn, Masi, Hoffman and Lehman, the right to exercise vested options or redeem the portion of RSUs not linked to performance, in the manner set forth in the LTIP;

(vii)	Continuation of same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and

(viii)	Any earned but unused vacation days.
Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to the benefits mentioned in items (i) to (viii) above.
Save for Mr. Chamandy, upon the occurrence of transactions that would result in a change of control, no outstanding Options become exercisable or RSUs become redeemable at the time of the change of control unless otherwise determined by the Board of Directors prior to the occurrence of the change of control.
The following table shows estimated incremental payments triggered pursuant to a change of control of the Corporation in accordance with the change of control provisions described above as well as those set forth in the LTIP.

Position	Incumbent	Change of
		Control Provisions
		Value(1) (2) (5)
President and CEO (3)	Glenn J. Chamandy	$14,335,000
Executive Vice-President, CFO and CAO	Laurence G. Sellyn	$4,815,000
Executive Vice-President, Manufacturing	Benito Masi	$1,065,000
President, Gildan Activewear SRL	Michael R. Hoffman(4)	$1,282,000
Executive Vice-President, Supply Chain, Information Technology and Operational Excellence	Eric R. Lehman	$1,683,000

(1)	The termination values assume that the triggering event took place on the last business day of the Corporation’s fiscal year (October 1, 2010).

(2)
For fiscal 2010, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination.

(3)
For the President and Chief Executive Officer, it is assumed that in the event of termination following a change of control, 100% of the Non-Treasury RSUs, Treasury RSUs and Performance RSUs awarded vest, which represents achievement of their target performance objectives.

(4)	All data for Michael R. Hoffman are in Canadian dollars.

(5)	Unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on the last business day of the Corporation’s fiscal year (October 1, 2010).
3.2.7       Performance Graph
3.2.7.1    Cumulative Value of a $100 Investment
The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 2, 2005 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends. The Corporation has not paid dividends during the period indicated below.

A significant portion of the Corporation’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of the Corporation’s Canadian dollar denominated Common Shares.

3.2.7.2     Cumulative Value of a US$100 Investment
The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 2, 2005 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends. The Corporation has not paid dividends during the period indicated below.
The trends shown by the performance graphs set forth above represent a constant growth in the cumulative total shareholder return from October 2, 2005 until September 30, 2007, followed by a decline in fiscal 2008 and 2009 due to the severe decline in global economic conditions. Since October 4, 2009, total shareholder return has again resumed growth. Over the same five-year period the total cash compensation received by the Named Executive Officers, in aggregate, increased by 28% compared to the 29% increase in cumulative shareholder return for an investment in Common Shares on the TSX and 47% increase in cumulative shareholder return for an investment in Common Shares on the NYSE.
3.2.8        Summary
The Compensation and Human Resources Committee is satisfied that the Corporation’s current executive compensation policies, programs and levels of compensation as disclosed in Section 3.2 of this Circular are aligned with the Corporation’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Corporation’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on December 15, 2010.
Richard P. Strubel, Chairman
William D. Anderson
Robert M. Baylis
George Heller
Sheila O’Brien
James R. Scarborough
SECTION 4 – NORMAL COURSE ISSUER BID
On December 6, 2010, the Corporation launched a normal course issuer bid for a maximum of 1,000,000 Common Shares, representing approximately 0.8% of the total issued and outstanding Common Shares as at December 2, 2010. Any purchases under the bid will be made during the period from December 6, 2010 to December 5, 2011, and will be made on the open market through the facilities of the TSX in compliance with its rules and policies, and may also be made through the facilities of the NYSE. The price to be paid will be the market price of the Common Shares on the stock exchange on which such Common Shares are purchased at the time of acquisition. Shares purchased under the bid will be cancelled. As at December 2, 2010, there were 121,357,204 Common Shares issued and outstanding.
In the event that, during the course of the normal course issuer bid, the Common Shares trade at a price range that does not adequately reflect their value in relation to the Corporation’s assets, business and future business prospects, the Corporation believes that the purchase of up to 1,000,000 of its outstanding Common Shares made under the normal course issuer bid will represent an appropriate use of the Corporation’s corporate funds, while still preserving its financing flexibility to pursue potential growth opportunities. Shareholders may obtain copies of the notice of intention without charge by contacting the Corporation in writing or otherwise, to the attention of the Corporate Secretary.
SECTION 5 – APPROVAL OF SHAREHOLDER RIGHTS PLAN
At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve the ordinary resolution confirming the ratification of the shareholder rights plan (the “Rights Plan”) adopted by the Board of Directors on December 1, 2010. On that same date, the Corporation also entered into a shareholder rights plan agreement with Computershare Investor Services Inc. (the “Rights Agreement”). The Rights Plan became effective on December 1, 2010.
This Rights Plan replaces the Corporation’s previous Shareholder Rights Plan which expired on December 1, 2010. The previous Shareholder Rights Plan was originally adopted on December 1, 2004, and renewed and reconfirmed by the shareholders of Gildan in 2007. The renewal Rights Plan adopted by the Board of Directors on December 1, 2010 includes minor technical changes from the original December 1, 2004 Shareholder Rights Plan to reflect an updated three-year shareholder renewal and a new six-year expiry date and to reflect latest Canadian rights plan trends.
Under the listing policies of the TSX, a shareholder rights plan must be ratified by a corporation’s shareholders within six months of its adoption. The TSX has advised the Corporation that this requirement will be satisfied in respect of the Rights Plan if the resolution approving the Rights Plan, a copy of which is reproduced at Schedule “E” to this Circular, is approved by a majority of the votes cast at the Meeting.
5.1           Objectives and Background of the Rights Plan
The Rights Plan is designed to provide the Corporation’s shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Corporation and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid.
In recommending the confirmation and ratification of the Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders may tender their Common Shares to a take-over bid as long as the bid meets the “Permitted Bid” criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.
A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent successful completion of the bid, but only to the extent that the board of directors actively seeks alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed.
The Rights Plan is therefore designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.
The Rights Plan was not adopted in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation. The Rights Plan will be in effect until the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2014, with one renewal option, subject to shareholder approval.
In adopting the Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Board of Directors believes that such legislation may not provide sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or, where appropriate, give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender their Common Shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of Common Shares at a premium to market price, which premium is not shared with the other shareholders.
The Rights Plan does not preclude any shareholder from using the proxy mechanism of the Canada Business Corporations Act, the Corporation’s governing corporate statute, to promote a change in the Corporation’s management or in the Board of Directors, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.
In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had a shareholder rights plan in force at the time of the unsolicited bid. The Board of Directors believes that this demonstrates that the existence of a shareholder rights plan does not in itself prevent the launch of an unsolicited bid. Furthermore, in a number of cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.
The Rights Plan is not expected to interfere with the Corporation’s day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (as defined below) occurs and the rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

5.2              Summary of the Rights Plan
The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Rights Agreement.
The Rights Agreement is available on SEDAR at www.sedar.com and on EDGAR, at www.sec.gov, under the name of Gildan Activewear Inc. as a filing made on December 3, 2010.
5.2.1           Operation of the Rights Plan
Pursuant to the terms of the Rights Agreement, one right was issued in respect of each Common Share outstanding as at the close of business on December 1, 2010 (the “Record Time”). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined below) and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right shall constitute the right for the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Corporation that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments, in effect providing for a 50% discount relative to the Market Price. For example, if at the Separation Time, the Market Price of a Common Share is $40, the exercise price would be $200 (5 x $40) and a holder of a Right would be entitled, from and after the Flip-in Event, to purchase ten Common Shares (two times the exercise price divided by the Market Price, or (2 x $200) ÷ $40 = 10 Common Shares) for an aggregate exercise price of $200.
5.2.2           Trading of Rights
Until the Separation Time, the rights trade with the Common Shares and are represented by the same share certificates as the Common Shares or by an entry in the Corporation’s securities register in respect of any outstanding Common Shares. Upon the occurrence of a Flip-in Event, from and after the Separation Time and prior to the Expiration Time, the rights would be evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.
5.2.3           Separation Time
The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth Trading Day (as defined below) after the earlier of:
(i)	the first date of a public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below); and

(ii)
the date of the commencement of, or first public announcement or disclosure of, the intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid or a share exchange bid for 20% or more of the Corporation’s outstanding Common Shares (other than a Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid);

(iii)	or such later time as may from time to time be determined by the Board of Directors.
5.2.4           Flip-in Event
The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”. After the occurrence of the Flip-in Event, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Corporation such number of Common Shares as has an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.
5.2.5           Exercise Price
The exercise price is set at a multiple of five times the Market Price of the Common Shares at the Separation Time, subject to anti-dilution adjustments.
5.2.6           Definition of Market Price
Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Common Share on each of the 20 consecutive Trading Days (as defined below) through and including the Trading Day immediately preceding such date of determination, subject to certain exceptions. Trading Day is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the Common Shares are listed or admitted to trading is open for the transaction of business.
5.2.7           Permitted Bid Requirements
The requirements of a Permitted Bid are the following:
(i)	the take-over bid must be made by means of a take-over bid circular to all holders of Common Shares, other than the offeror;

(ii)	the take-over bid must contain the following irrevocable and unqualified conditions:
•
no Common Shares shall be taken up or paid for (i) prior to the close of business on a date which is not less than 60 days following the date of the bid, and (ii) unless, at the close of business on such date, the Common Shares deposited or tendered pursuant to the bid and not withdrawn constitute more than 50% of the then outstanding Common Shares which are held by the Corporation’s shareholders other than any Acquiring Person or offeror and their related parties (the “Independent Shareholders”);

•	unless the take-over bid is withdrawn, Common Shares may be deposited at any time prior to the close of business on the date of the first take-up of or payment for Common Shares;

•	Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•
if more than 50% of the then outstanding Common Shares held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement that no Common Shares shall be taken up and paid for prior to the close of business on a date which is not less than 60 days following the date of the bid and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date that is earlier than the later of (A) 35 days (or such longer minimum period of days that a take-over bid must remain open for acceptance under applicable securities legislation) after the date of such take-over bid and (B) the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made.
5.2.8           Waiver and Redemption
The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of the Common Shares. In these circumstances, such waiver shall also be deemed to be a waiver in respect of any other take-over bid made by way of a take-over bid circular to all holders of the Common Shares prior to the expiry of the first mentioned take-over bid.
Subject to the prior consent of the holders of Common Shares (prior to the Separation Time) or rights (after the Separation Time), the Board of Directors may elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.
5.2.9             Amendment to the Rights Agreement
The Rights Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Agreement and the rights as a result of any change in any applicable legislation, regulations or rules, without the approval of the holders of Common Shares or rights. The Corporation may, with the prior consent of the holders of Common Shares or rights, amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes made by the Board of Directors.
5.2.10           Fiduciary Duty of Board
The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Corporation’s shareholders as are considered appropriate.
5.2.11           Exemptions for Investment Advisors and Grandfathered Persons
Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding Common Shares at the date of adoption of the Rights Plan shall not be considered an “Acquiring Person” (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Corporation’s outstanding voting shares).
5.2.12           Term
Unless terminated earlier in accordance with its applicable terms, the Rights Agreement will expire on the date on which the annual meeting of the Corporation’s shareholders is held in 2014 or, if the Independent Shareholders re-approve the Rights Plan at or prior to such annual meeting of shareholders, then on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017 (the “Expiration Time”).
5.2.13           Tax Consequences of the Rights Plan
5.2.13.1        Certain Canadian Federal Income Tax Considerations of the Rights Plan
The Corporation will not be required to include any amount in computing the Corporation’s income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the rights.
Under the ITA, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.
This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.
5.2.13.2     Eligibility for Investment
Provided that the Corporation remains a “public corporation” for purposes of the ITA at all material times, the rights will be qualified investments under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit-sharing plans. The issuance of rights will not affect the status of the Common Shares under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.
5.2.13.3     Approval of the Resolution
The resolution in respect of the adoption and ratification of the Rights Plan, the text of which is reproduced at Schedule “E” to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Corporation’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.
Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.
SECTION 6 – OTHER INFORMATION
6.1           Indebtedness of Directors and Executive Officers
As at December 15, 2010, no amount was owed to the Corporation by any of the current directors and executive officers, and former directors and executive officers of the Corporation, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2010.
6.2           Statement of Corporate Governance Practices
The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators (“CSA”) (the “CSA Standards”). The Corporation reviews and updates its corporate governance practices on an ongoing basis in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule “A” to this Circular.
6.3           Directors’ and Officers’ Liability Insurance
The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability that may be incurred by them in these capacities. The current policy limit is US$85,000,000 on an annual basis. Such insurance is subject to a general deductible of US$1,000,000 per loss as well as specific exclusions that are usually contained in policies of this nature. The total annual premium paid during the fiscal year ended October 3, 2010 in respect of this policy was US$1,432,131. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.
6.4           Additional Information
The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed fiscal year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.
6.5           Shareholder Proposals for 2012 Annual Meeting
Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 15, 2011.
6.6           Approval of Management Proxy Circular
The contents and the sending of this Circular have been approved by the Board of Directors.
Dated at Montréal, Québec, Canada, December 15, 2010.
By order of the Board of Directors,
Lindsay Matthews
Director, Legal Services
and Corporate Secretary

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Corporation and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildan.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.
As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), Gildan complies with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) as well as the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on December 6, 2010 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.
In January 2004, the CSA adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules. Reference is made to the section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 6, 2010, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.
In 2005, the CSA also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58-201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.
Our Board of Directors (the “Board” or the “Board of Directors”) has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance Committee.
Independence of Directors
Majority of Directors are Independent
To better align the interests of the Board with those of our shareholders, nine of the ten current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are Mrs. Sheila O’Brien and Messrs. Robert M. Baylis, William D. Anderson, Russell Goodman, George Heller, Pierre Robitaille, James R. Scarborough, Richard P. Strubel and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.
The following chart indicates the status of each director in terms of independence:

		Not	Reason for
Director	Independent	Independent	Non-Independence
Glenn J. Chamandy		Ö	Mr. Chamandy is the President and Chief Executive Officer of the Corporation
Robert M. Baylis	Ö
William D. Anderson	Ö
Russell Goodman	Ö
George Heller	Ö
Sheila O’Brien	Ö
Pierre Robitaille	Ö
James R. Scarborough	Ö
Richard P. Strubel	Ö
Gonzalo F. Valdes-Fauli	Ö

Independent Chair of the Board
The Corporation’s Board is led by a non-executive Chairman, which we believe contributes to the Board’s ability to function independently of management. Robert M. Baylis has been a director of the Corporation since 1999. Mr. Baylis was first appointed as Lead Director in August 2003 and became the Chairman of the Board in August 2004. As Chairman of the Board, Mr. Baylis is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.
No Interlocking Relationships
To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy whereby Board members are prohibited from serving together as directors on any outside boards of publicly-traded companies, unless authorized by the Board, in its discretion. None of the director nominees has served together as directors on any outside boards during the Corporation’s most recently completed fiscal year. The directorships of all director nominees, which includes their directorships on other public companies, are described under Section 2.1.2 entitled “Nominees” in this Circular.
Conflicts of Interest
In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a committee thereof at the beginning of the Board or committee meeting. A director who is in a potential conflict of interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.
Formal Board Mandate
The Board has adopted a formal Board mandate, which is attached hereto as Schedule “B”. The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is also available on the Corporation’s website at www.gildan.com.

Board of Directors Fiscal 2010 Highlights

During fiscal 2010, the Board of Directors, in accordance with its mandate and working plan, accomplished the following:
Strategic Planning
•	Received quarterly updates from the President and Chief Executive Officer at the beginning of each meeting on the implementation of the Corporation’s long-term strategic plan

•	Held a special two-day meeting to review and discuss the Corporation’s long-term strategic plan

•	Discussed the Corporation’s capital structure and utilization of cash, resulting in the declaration of a quarterly dividend and the launch of a normal course issuer bid
Management Oversight
•
Received quarterly reports from management on the key aspects of the Corporation’s business and operations, including sales, supply chain, manufacturing, information technology, cotton and yarn purchasing, corporate social responsibility and environmental compliance

•	Reviewed and approved the Corporation’s acquisition of a textile manufacturing facility in Bangladesh

•	Reviewed and approved the fiscal 2011 operating and capital budgets

•	Received reports on aid and reconstruction activities in Haiti

•	New Board members visited the Corporation’s manufacturing facilities in Central America and the Caribbean and the Chairman of the Board visited the manufacturing facility in the Dominican Republic

•	All Board members visited the retail distribution centre in Charleston, South Carolina as well as select retail stores featuring Gildan products
Board Committees
•	Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval

•	Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval

•	Received quarterly reports from the Corporate Governance Committee on matters discussed at its meetings and recommendations for Board approval
Board Matters
•	Set Board objectives for fiscal 2010 and reviewed its performance against those objectives

•	Reviewed and approved amendments to the Board mandate and working plan

Formal Position Descriptions
The Board has adopted formal position descriptions for the Chairman of the Board and the Board committee chairs, as well as for the President and Chief Executive Officer.
Chairman of the Board
The position description of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its committees to promote efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.
Committee Chairs
The position descriptions of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee.
Mandate of the President and Chief Executive Officer
As is provided in the formal position description of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all senior officers of the Corporation and approves all material transactions.
The Compensation and Human Resources Committee, together with the Chairman of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.
Election of Directors
The Board has adopted a policy forming part of our Corporate Governance Guidelines which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.
Committees of the Board
The Board has established three separate Board committees, the Audit and Finance Committee, the Corporate Governance Committee and the Compensation and Human Resources Committee, and has delegated to each committee certain responsibilities that are set forth in their respective formal mandates. The committee mandates are available on the Corporation’s website at www.gildan.com.
Audit and Finance Committee
The Audit and Finance Committee is responsible for overseeing the Corporation’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.
In its oversight of financial reporting, the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Corporation and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The committee is also required to review with management that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures. The committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States. In addition, the committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.
In its monitoring of risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting. The committee is also required to oversee the processes in place to identify business risks and opportunities and oversee the implementation of processes to manage such risks and opportunities.
In its monitoring of internal auditors, the committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.
In its monitoring of external auditors, the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The committee is also in charge of overseeing all relationships between the external auditors and the Corporation, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the committee and to the Board. The committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Corporation’s accounting principles.
Pursuant to the committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. The committee also meets separately with management at least once a quarter, and more frequently as required.
Because of the Audit and Finance Committee’s demanding role and responsibilities, the committee’s mandate provides that the Chairman of the Board, together with the Corporate Governance Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.
As required in its mandate, the Audit and Finance Committee is composed of only independent directors. The five current members of the committee are Messrs. William D. Anderson (Chairman), George Heller, Pierre Robitaille, Richard P. Strubel and Gonzalo F. Valdes-Fauli. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the chair of the Compensation and Human Resources Committee, Richard P. Strubel, to be a member.

Audit and Finance Committee Fiscal 2010 Highlights

During fiscal 2010, the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished the following:
Financial Reporting
•
Monitored the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor

•
Reviewed the Corporation’s annual and quarterly consolidated financial statements, including the Corporation’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities

•	Received regular updates on the Corporation’s transition to International Financial Reporting Standards

•	Reviewed the external auditors’ quarterly review engagement report

•	Reviewed the results of the fiscal 2010 external audit
Risk Management and Internal Controls
•
Received management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon

•	Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget

•	Reviewed the Corporation’s insurance coverage

•	Received reports on the Corporation’s risk management program and business continuity planning

•	Reviewed the Corporation’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates

•	Received quarterly reports on employee complaints made through the Corporation’s whistleblowing hotline
External Auditors
•
Evaluated and monitored the qualifications, performance and independence of the Corporation’s external auditors, including representations by the external auditors describing their internal quality-control procedures

•
Reviewed the fees paid by the Corporation to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors

•	Discussed with the external auditors the quality of the Corporation’s accounting policies
Committee Matters
•	Set committee objectives for fiscal 2010 and reviewed its performance against those objectives

•	Reviewed and approved amendments to the committee mandate and working plan
Corporate Governance Committee
The Corporate Governance Committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. In addition, the committee reviews and recommends improvements to the Corporation’s governance principles and monitors the disclosure of such principles.

In December 2009, in line with its continued commitment to corporate social responsibility, the Board enhanced its oversight of Gildan’s policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations, by amending the mandate of the Corporate Governance Committee to include this specific responsibility.
As required in its mandate, the Corporate Governance Committee is composed of only independent directors. The six current members of the committee are Mr. Robert M. Baylis (Chairman), Mrs. Sheila O’Brien, Mr. Pierre Robitaille, Mr. James R. Scarborough, Mr. Gonzalo F. Valdes-Fauli and Mr. Russell Goodman, who joined the committee in December 2010.

Corporate Governance Committee Fiscal 20010 Highlights

During fiscal 2010, the Corporate Governance Committee, in accordance with its mandate and working plan, accomplished the following:
Composition and Performance of the Board and its Committees
•	Discussed Board chair succession planning and implemented the first phase of the Board chair succession process

•	Monitored the size and composition of the Board and its committees and determined that one additional director should be appointed to add to the size and range of skills on the Board

•	Conducted a director search process to identify a candidate qualified to become a Board member

•	Conducted its annual review of the performance and effectiveness of the Board, the Board committees, committee chairs and Board members, including the Chairman of the Board

•	Reviewed the shareholder rights plan with the Corporation’s legal advisors and recommended to the Board the adoption of a replacement shareholder rights plan
Corporate Governance Matters
•	Monitored regulatory developments in corporate governance as well as best practices, including advisory shareholder votes on executive compensation practices in Canada

•	Reviewed and approved amendments to the Corporation’s Code of Ethics and Code of Conduct

•	Reviewed and approved the Statement of Corporate Governance Practices included in this Circular

•	Received a report on compliance during fiscal 2010 with the Corporation’s Code of Ethics and Code of Conduct and other key company policies
Social Responsibility Matters
•	Received regular reports on the Corporation’s corporate social responsibility program and initiatives

•	Reviewed the 2010 Interim Corporate Citizenship Report
Committee Matters
•	Set committee objectives for fiscal 2010 and reviewed its performance against those objectives

•	Reviewed and approved amendments to the committee mandate and working plan

Compensation and Human Resources Committee
The Compensation and Human Resources Committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. The committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination. It also reviews the evaluation of the performance of the Corporation’s officers and recommends their compensation. In collaboration with the Chairman of the Board, the committee also reviews the President and Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence. Finally, the committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short and longer-term performance of the Corporation.
As required in its mandate, the Compensation and Human Resources Committee is composed of only independent directors. The six current members of the committee are Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Mr. William D. Anderson, Mr. George Heller, Mrs. Sheila O’Brien and Mr. James R. Scarborough. None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the chair of the Audit and Finance Committee, William D. Anderson, to be a member.

Compensation and Human Resources Committee Fiscal 2010 Highlights

During fiscal 2010, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished the following:
Compensation Program

•	Reviewed and approved the corporate performance factor for the fiscal 2010 short-term incentive compensation for senior management and set the target for fiscal 2011

•
Examined each element of executive remuneration to confirm that it rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of the Corporation

•	Reviewed the composition of the reference groups for executive compensation benchmarking

•	Requested and reviewed the results of benchmarking studies on all elements of executive compensation

•	Reviewed the total five-year compensation and benefits for senior executives in relation to corporate performance and share value creation

•	Reviewed and approved the Report on Executive Compensation included in this Circular

•	Received regular reports on employee turnover and health and safety matters
Organizational and Succession Planning

•	Reviewed the status of organizational capacity, planning and development to support the Corporation’s strategic business plan

•	Reviewed the succession plans for the CEO and other senior executives, including the processes to identify, develop and retain the talent of outstanding personnel
CEO Performance Assessment and Compensation

•
In collaboration with the Chairman of the Board, the committee reviewed the performance goals and objectives of the CEO for fiscal 2010, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation

Committee Matters

•	Set committee objectives for fiscal 2010 and reviewed its performance against those objectives

•	Reviewed and approved amendments to the committee mandate and working plan
Board and Committee Meetings
Working Plans
The Board and its committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and committee mandates, allowing the Board and committees to plan and monitor the fulfilment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called.

Meeting Attendance
Gildan expects its directors to commit sufficient time and effort to the Corporation’s business and encourages all directors to attend as many meetings of the Board and its committees as possible. Board and Board committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance. In fiscal 2010, eight of nine directors had perfect attendance records for the regularly-scheduled and special meetings of the Board and the committees on which they sit, with non-attendance being limited to one director who was not available to participate in the meeting during which he was appointed. In addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings.
The following table provides the record of attendance by each director at meetings of the Board and its committee during fiscal 2010:

Record of Attendance by Directors
For The Fiscal Year Ended October 3, 2010
				Board Committees
	Board of			Audit and		Corporate			Compensation			Overall
Directors	Directors			Finance		Governance			and Human			Committee			Overall
									Resources			Meeting			Attendance
	8 Meetings			4 meetings		4 meetings			5 meetings			Attendance
	No.		%	No.	%	No.		%	No.		%	No.		%	No.	%

Robert M. Baylis	8/8		100	-	-	4/4		100	5/5		100	9/9		100	17/17	100
William D. Anderson	8/8		100	4/4	100	-		-	5/5		100	9/9		100	17/17	100
Glenn J. Chamandy(1)	8/8		100	-	-	-		-	-		-	-		-	8/8	100
George Heller	8/8		100	4/4	100	-		-	4/4	(3)	100	8/8		100	16/16	100
Sheila O’Brien	8/8		100	-	-	4/4		100	5/5		100	9/9		100	17/17	100
Pierre Robitaille	8/8		100	4/4	100	4/4		100	-		-	8/8		100	16/16	100
James R. Scarborough	7/8	(2)	88	-	-	3/4	(2)	75	3/4	(2)	75	6/8	(2)	75	13/16	82
Richard P. Strubel	8/8		100	4/4	100	-		-	5/5		100	9/9		100	17/17	100
Gonzalo F. Valdes-Fauli	8/8		100	4/4	100	4/4		100	-		-	8/8		100	16/16	100

(1)
As President and Chief Executive Officer of the Corporation, Mr. Chamandy is not a member of any Board committee, but he attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(2)
Mr. Scarborough was appointed to the Board in December 2009 but was unable to attend the Board and committee meetings during which he was appointed. In addition, one Compensation and Human Resources Committee meeting occurred prior to his appointment.

(3)	Mr. Heller was appointed to the Board in December 2009. One Compensation and Human Resources Committee meeting occurred prior to his appointment.
In Camera Sessions
To maintain independence from management, the independent Board members meet at each quarterly Board meeting, and at special meetings when necessary or appropriate, without the presence of management and under the chairmanship of the independent Chairman of the Board. Seven in camera sessions were held since the beginning of the Corporation’s most recently completed fiscal year. Similarly, each committee holds separate sessions without management present under the chairmanship of its committee chair at each quarterly committee meeting. The Audit and Finance Committee, the Corporate Governance Committee and the Compensation and Human Resources Committee each held four in camera sessions during fiscal 2010.
Code of Ethics and Code of Conduct
In July 2010, the Board of Directors, on the recommendation of the Corporate Governance Committee, approved amendments to the Corporation’s Code of Ethics and Code of Conduct (the “Code of Ethics”). The Code of Ethics was amended in order to ensure that it continues to both reflect Gildan values and ethical standards as well as serve as a framework in guiding the Corporation’s operations and business practices throughout the world. The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.
The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to serve as a guide to help employees make decisions that are consistent with Gildan’s core values and principles. The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality of corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, compliance with laws and reporting of unethical or illegal behaviour. No waiver has ever been granted to a director or executive officer in connection with the Code of Ethics. The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.
In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof. See the Corporation’s website at www.gildan.com.
In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Corporation’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.
Board Performance Assessment
On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis to encourage full and frank commentary. In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.
The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance Committee. Based on the outcome of the discussion, the Corporate Governance Committee chair then presents to the Board the committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.
Director Selection
The Corporate Governance Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The committee uses a skills matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories, such as enterprise leadership, board experience and industry knowledge. The matrix is reviewed annually by the committee to reflect its assessment of the Board’s current needs and the Corporation’s strategic priorities. The matrix helps the committee identify any skills gaps and assists the committee in its search for new candidates.
In addition to the skills matrix, the committee maintains an evergreen list of potential directors whose skills complement the Board and who are potential candidates to join the Board if the individual is available when an opening arises.
Once the committee identifies candidates qualified to become Board members, the committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

The Board has adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday.
As disclosed in last year’s proxy circular, the Board commenced a succession planning process to nominate candidates to join the Board and develop their knowledge of the Corporation’s operations, since two directors will be retiring over the next two years, having reached mandatory retirement under the Board’s retirement policy. In order to support the Board succession planning process and ensure a smooth transition from the retiring directors, including maintaining critical competencies, the size of the Board has increased to allow new directors to be elected to the Board prior to the retirements becoming effective. Accordingly, in December 2009, two highly qualified individuals with extensive knowledge of the apparel industry and the marketing of retail brands, George Heller and James R. Scarborough, were appointed to the Board. This succession planning process continued into 2010 and led to the appointment in December 2010 of a candidate with extensive financial experience, Russell Goodman. With ten directors now on the Board, the Corporation has reached the maximum number of directors permitted by its articles of incorporation. Gildan will therefore be asking its shareholders to adopt a special resolution to amend the articles to increase the maximum number of directors to twelve (see Section 2.1.3 entitled “Amendment to the Number of Directors of the Corporation”).
In order to ensure a smooth transition from the current Chairman of the Board, who has reached the mandatory retirement age of 72, to his successor, the Board has requested and Mr. Baylis has accepted, that he remain as Chairman for one additional year as an exception to the formal retirement policy.
When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer a letter of resignation to the Corporate Governance Committee. The Committee will recommend action to be taken regarding the resignation offer, based on the circumstances of retirement, if that is the case, or in the case of a new position, the responsibility and type of position, and industry involved. Directors are encouraged to limit the number of other boards on which they serve. Directors are required to advise the Chairman of the Board and the Corporate Governance Committee before accepting an invitation to serve on another public company board.
Director Orientation and Continuing Education
Orientation
The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors. New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the President and Chief Executive Officer and other senior executives to discuss these matters.
The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.
Continuing Education
The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. To facilitate ongoing education of the Corporation’s directors, the committee will periodically canvass the directors to determine their training and education needs and interests and arrange trips to various facilities and operations. With the exception of Mr. Goodman, who joined the Board in December 2010, each of the current Board members has visited Gildan’s principal manufacturing hubs in Honduras and the Dominican Republic, as well as its retail distribution centre located in the United States. During these trips, Board members are given the opportunity to interact with local management to gain a better understanding of Gildan’s operations first-hand. Local management make presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities.

The committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Corporation reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.
In addition, senior management makes regular presentations to the Board and its committees to educate them and keep them informed of developments within the Corporation’s main areas of business and operations, as well as on key legal, regulatory and industry developments. Directors attend an annual strategic planning meeting, where management presents the Corporation’s long-term strategic plan. Directors are also provided with extensive Board and Board committee materials at least one week in advance of regularly-scheduled meetings. Directors each receive all committee materials and are encouraged to attend, and in practice do attend, all committee meetings even if they are not a member. Directors also receive periodic updates between Board meetings on matters that affect the Corporation’s business. Finally, Board members have full access to the Corporation’s senior management and employees.
Director and Officer Compensation
Process
The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See Section 3.1 entitled “Remuneration of Directors” in this Circular for information about the compensation received by outside directors and Section 3.2 entitled “Compensation of Executive Officers” for information about the compensation received by Named Executive Officers.
Compensation Consultant
During fiscal 2010, the committee retained the services of Mercer to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and other senior executives, as well as non-employee directors. In addition, the Corporation retained Mercer in fiscal 2010 to review and advise on various compensation matters. Fees paid to Mercer are disclosed in the Circular in Section 3.2.1.2 entitled “Compensation Consultant”.
The mandate of the Compensation and Human Resources Committee requires that all services provided to the Corporation by Mercer (or any other independent firm retained by the committee) must be pre-approved by the Committee so as to ensure that Mercer’s objectivity as advisor to the committee is not compromised.
Audit Committee Disclosure
The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding the Audit and Finance Committee, please refer to the section entitled “Audit Committee Disclosure” of the Annual Information Form of the Corporation dated December 6, 2010, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.
Risk Management
Gildan’s approach to risk management is incorporated into the Corporation’s corporate governance framework. The Board is fully informed of Gildan’s key risks and has delegated to the Audit and Finance Committee the specific responsibility to oversee the processes in place to identify business risks and opportunities and to oversee the implementation of processes to manage such risks and opportunities. Management has implemented a formal risk management process, which includes the creation of an Enterprise Risk Management Committee whose objective is to oversee progress on Gildan’s risk identification and mitigation initiatives. The Audit and Finance Committee receives regular quarterly updates from management on its risk management process and initiatives.

CEO and Executive Succession Planning
The Board of Directors, in collaboration with the Compensation and Human Resources Committee, oversees the Corporation’s talent management process, which includes succession planning for the Chief Executive Officer and the other key management positions. The Board formally addresses succession planning each year at a special meeting in September when the Board reviews the Corporation’s long-term strategic plan. At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.
* * * * * * *

SCHEDULE “B”
MANDATE OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.
Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.
From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.
The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.
1.	Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 10 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.	Frequency of Meetings
•	at least four times a year and as necessary.
3.	Mandate

The responsibilities of the Board include the following:
(a)	With respect to strategic planning
•	approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

•	approving and monitoring the implementation of the Corporation’s annual business plan;

•	advising management on strategic issues.
(b)	With respect to human resources and performance assessment
•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other senior officers of the Corporation;

•	approving the CEO’s corporate objectives;

•
monitoring and assessing the performance of the CEO and of the other senior officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

•
overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

•	overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	approving the list of Board nominees for election by shareholders.
(c)	With respect to financial matters and internal control
•	monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•
reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Corporation’s internal audit functions;

•
approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	reviewing the Corporation’s plans for the purchase of cotton;

•	determining dividend policies and procedures;

•	overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	monitoring the Corporation’s internal control and management information systems;

•	monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

•	reviewing at least annually the Corporation’s disclosure policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)	With respect to corporate governance matters
•	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure of these measures;

•
adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Code of Conduct (the “Codes”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Codes and the Policies, approving any waiver from compliance with the Codes or the Policies for directors and officers and the appropriate disclosure of any such waiver;

•	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

•	adopting and reviewing orientation and continuing education programs for directors.
(e)	With respect to environmental and social responsibility practices
•	monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.
4.	Method of Operation
•
meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every second year, or more frequently as needed, to review the Corporation’s long-term strategic plan;

•
the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

•
independent directors meet without management and other non-independent directors present, under the oversight of the Chairman of the Board, at each regularly-scheduled meeting or more frequently as needed;

•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

•	the Board evaluates the adequacy of its mandate on an annual basis;

•	the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.
* * * * * * *

SCHEDULE “C”
MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1.	Membership and Quorum
•	a minimum of three directors;

•
only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

•	each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

•	at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;

•
members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;

•	the chair of the Compensation and Human Resources Committee of the Corporation is a member of the Audit Committee;

•	quorum of majority of members.
2.	Frequency and Timing of Meetings
•	normally contemporaneously with the Corporation’s Board meetings;

•	at least four times a year and as necessary.

3.	Mandate

The responsibilities of the Audit Committee include the following:
(1)	Overseeing financial reporting
•
monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

•
reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Corporation and accompanying information, including the report of the auditors thereon to be included in the Annual Report of the Corporation, the Corporation’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

•
reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

•
reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•
reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors and other stakeholders;

•
reviewing, with management, that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

•
reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•
reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

•	reviewing the external auditors’ quarterly review engagement report;

•	overseeing the procedures to review management certifications filed with applicable securities regulators;

•	reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;
•	overseeing the procedures to monitor the public disclosure of information by the Corporation;

•	reviewing at least annually the Corporation’s disclosure policy;

•
reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(2)	Monitoring risk management and internal controls
•	receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures;

•
receiving periodically management’s reports assessing the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;

•	reviewing insurance coverage (annually and as may otherwise be appropriate);

•	overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•
reviewing the Corporation’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Corporation enters into derivatives contracts;

•	assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements;

•
overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•	requesting the performance of any specific audit, as required.
(3)	Monitoring internal auditors
•	ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

•	overseeing the access by internal auditors to all levels of management in order to carry out their duties;

•	regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

•	approving the appointment and termination of the Corporation’s chief internal auditor;

•	ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.
(4)	Monitoring external auditors
•
recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

•
overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

•	overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

•
directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

•
reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

•
reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

•	reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

•	overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.
(5)	Reviewing financings
•	reviewing the adequacy of the Corporation’s financing, including terms and conditions of all new material financing arrangements.
(6)	Evaluating the performance of the Audit Committee
•	overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the

Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. In addition, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management and also without management or any non-independent directors present.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

* * * * * * *

SCHEDULE “D”
EQUITY INCENTIVE PLAN
The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs, to officers and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.
A total of 6,000,316 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 15, 2010, the Total Reserve represents 4.9% of the issued and outstanding Common Shares of the Corporation. Of the Total Reserve, 2,693,571 Common Shares remain available for grants of Options and Treasury RSUs as at December 15, 2010.
     Options
Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten (10) years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Corporation during which directors, officers and certain employees cannot trade the securities of the Corporation) or within ten (10) days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten (10) business days. As at December 15, 2010, an aggregate of 1,219,835 Options are outstanding, representing 1.0% of the issued and outstanding Common Shares of the Corporation.
     Treasury RSUs
Treasury RSUs represent the right of an individual to whom a grant of such unit is made to receive one Common Share on the vesting date. At the end of the vesting period, which is a maximum of ten (10) years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. To date, no Treasury RSUs have been issued with vesting periods of less than five (5) years. As at December 15, 2010, an aggregate of 747,714 Treasury RSUs are outstanding, representing 0.6% of the issued and outstanding Common Shares of the Corporation.
     Non-Treasury RSUs
Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three (3) years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market or pay to the Non-Treasury RSU holder an amount in cash equal to the average of the closing prices of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 15, 2010, an aggregate of 441,367 Non-Treasury RSUs are outstanding.

       Other LTIP Features
The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one (1) year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.
The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
		Portion Subject to Performance	Portion Not Subject to Performance
Reason for Termination	Options	Objectives(2)	Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent.

(2)	This portion of an award will expire on the vesting date if the performance objectives have not been attained.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.
The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.
The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:
(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)
any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.
Shareholder approval is required for certain other amendments, such as:
(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the Plan;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.
Amendments to LTIP
On September 28, 2010, the Canadian Minister of Finance announced proposed amendments to Canadian tax legislation aimed at clarifying employers’ withholding and remittance obligations by requiring employers to make withholdings in respect of certain non-cash benefits, such as employee stock options and treasury share units. In furtherance of these proposed amendments and in order to address the new withholding and remittance requirements, the Board of Directors, on the recommendation of the Compensation and Human Resources Committee, approved amendments to the LTIP on December 1, 2010. The LTIP, as amended, now provides the Corporation with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives Common Shares from treasury on the vesting of Treasury RSUs.

In addition to the foregoing amendment, the Board of Directors also approved the following clerical amendments to the LTIP: (i) a change to the definition of “Outstanding Issue” to better track the definitions of the TSX Company Manual; (ii) a change to the definition of “Blackout Extension Term” to clarify that an Option holder may benefit from an extension of ten (10) business days from the end of a blackout period or the expiry date of an Option, as applicable, if the expiry date falls within the blackout period or within ten (10) business days after the end of the blackout period, it being understood that where the expiry date falls within ten (10) business days after the end of a blackout period, the Blackout Extension Term should be reduced by the number of business days between the end of the blackout period and the expiry date; (iii) the use of the expression “vesting date” in the context of a RSU (as opposed to “expiry date”); and (iv) a change to the provisions regarding grants of RSU awards in order to provide the Board with more flexibility to establish the particulars of RSU awards at the time of grant or after, within the restrictions otherwise set forth in the LTIP.

SCHEDULE “E”
RESOLUTION
ADOPTION AND RATIFICATION OF A SHAREHOLDER RIGHTS PLAN
Upon motion, duly proposed and seconded, it was resolved:
1.
THAT the Shareholder Rights Plan evidenced by the shareholder rights plan agreement entered into between the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated December 1, 2010 and substantially as described in the Management Proxy Circular of the Corporation dated December 15, 2010, be, and it is hereby, adopted and ratified;

2.
THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.
THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

SCHEDULE “F”
SPECIAL RESOLUTION
AMENDMENT TO THE NUMBER OF DIRECTORS OF THE CORPORATION
Upon motion, duly proposed and seconded, it was resolved as a Special Resolution:
1.
THAT the Corporation is hereby authorized to apply for a Certificate of Amendment under Section 173 of the Canada Business Corporations Act amending the Articles of the Corporation to change the maximum number of directors from ten to twelve and to change the wording of item 5 of such articles to read as follows: “n”

“Minimum 5 Maximum 12 – the number to be determined by the directors from time to time.”

2.
THAT any director or officer of the Corporation is hereby authorized to sign and deliver, for and on behalf of the Corporation, the said Articles of Amendment and all such notices and other documents and do all such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution.